Exhibit 99.2

Management’s discussion and analysis
(“MD&A”) – November 7, 2013

OVERVIEW
The following discussion and analysis is a review of the financial condition and results of operations of Just Energy Group Inc. (“JE” or “Just Energy” or the “Company”) for the three and six months ended September 30, 2013, and has been prepared with all information available up to and including November 7, 2013. This analysis should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three and six months ended September 30, 2013. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in Canadian dollars. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com or at the U.S. Securities Exchange Commission’s website at www.sec.gov.

Just Energy is a corporation established under the laws of Canada and holds securities and distributes the income of its directly or indirectly owned operating subsidiaries and affiliates. Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts. Just Energy markets its gas and electricity contracts in Canada, the United States and the United Kingdom, under the following trade names: Just Energy, Hudson Energy, Commerce Energy, Smart Prepaid Electric, Amigo Energy, Tara Energy and Green Star Energy. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Just Energy also offers green products through its JustGreen program. The electricity JustGreen product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

In addition, Just Energy rents and sells high efficiency and tankless water heaters, air conditioners and furnaces to Ontario and Quebec residents, through a subsidiary operating under the trade name National Home Services (“NHS”). Just Energy also offers smart thermostats as a bundled product with commodity or furnace contracts as well as a stand-alone unit. Just Energy also operates a Network Marketing division under the trade name Momentis. Just Energy’s subsidiary, Hudson Energy Solar Corp. (“HES”), and its subsidiaries provide solar project development platforms operating in New Jersey, Pennsylvania and Massachusetts, under the trade name Hudson Energy Solar. Just Energy also holds a 50% ownership in Just Ventures LLC and Just Ventures L.P. (collectively, “Just Ventures”), a jointly controlled entity, which is primarily involved in the Internet-based marketing of Just Energy’s gas and electricity contracts as well as a 15% ownership in ecobee Inc. (“ecobee”), a company that designs, manufactures and distributes smart thermostats to residential and commercial customers throughout North America.

Included in the MD&A is an analysis of the above operations. The analysis enclosed in the MD&A also reflects a retrospective change in disclosure with the energy marketing operational segments now representing the Consumer Energy and Commercial Energy divisions to align with changes effective fiscal 2014 in internal reporting and analysis prepared for senior management. As at March 31, 2013, Terra Grain Fuels, which produces and sells ethanol, was available for sale and is expected to be divested by the end of fiscal 2014. As a result, it is classified as discontinued operations and the financial results from operations for prior periods have been restated to reflect results from continuing and discontinued operations for comparative purposes.

FORWARD-LOOKING INFORMATION
This MD&A contains certain forward-looking information pertaining to customer additions and renewals, customer consumption levels, EBITDA, Base EBITDA, Funds from Operations, Base Funds from Operations and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, decisions by regulatory authorities, competition, the results of litigation, and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in the May 31, 2013 Annual Information Form and other reports on file with security regulatory authorities, which can be accessed on our corporate website at www.justenergygroup.com or through the SEDAR website at www.sedar.com or at the U.S. Securities Exchange Commission’s website at www.sec.gov.

KEY TERMS
“$90m convertible debentures” represents the $90 million in convertible debentures issued by Universal Energy Group Ltd. (“Universal”) in October 2007. Just Energy, assumed the obligations of the debentures as part of the Universal acquisition on July 1, 2009, See “Debt and financing for continuing operations” on page 28 for further details.

“$100m convertible debentures” represents the $100 million in convertible debentures issued by the Company to finance the purchase of Fulcrum Retail Holdings, LLC, effective October 1, 2011. See “Debt and financing for continuing operations” on page 28 for further details.

“$330m convertible debentures” represents the $330 million in convertible debentures issued by Just Energy to finance the purchase of Hudson Energy Services, LLC, effective May 1, 2010. See “Debt and financing for continuing operations” on page 28 for further details.

“attrition” means customers whose contracts were terminated prior to the end of the term either at the option of the customer or by Just Energy.

“customer” does not refer to an individual customer but instead an RCE (see Key Term below).

“failed to renew” means customers who did not renew expiring contracts at the end of their term.

“gross margin per RCE” represents the energy gross margin realized on Just Energy’s customer base, including gains/losses from the sale of excess commodity supply.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“RCE” means residential customer equivalent, which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario.

NON-IFRS FINANCIAL MEASURES
Just Energy’s consolidated financial statements are prepared in compliance with IFRS. All non-IFRS financial measures do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDA
“EBITDA” represents earnings before finance costs, taxes, depreciation and amortization. This is a non-IFRS measure that reflects the pre-tax profitability of the business.

BASE EBITDA
“Base EBITDA” represents EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments on future supply positions as well as reflecting an adjustment for share-based compensation. This measure reflects operational profitability as the non-cash share-based compensation expense is treated as an equity issuance for the purpose of this calculation, as it will be settled in shares and the mark to market gains (losses) are associated with supply already sold in the future at fixed prices.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under IFRS, the customer contracts are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy and management has therefore excluded it from the Base EBITDA calculation.

FUNDS FROM OPERATIONS
“Funds from Operations” refers to the cash flow generated by operations. Funds from Operations is calculated by Just Energy as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, finance costs, corporate taxes, capital taxes and other items. The gross margin used includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan in order to include cash received.

BASE FUNDS FROM OPERATIONS
“Base Funds from Operations” refers to the Funds from Operations adjusted for capital expenditures purchased to maintain productive capacity. Capital expenditures to maintain productive capacity represent the capital spend relating to capital assets and spending relating to contract initiation costs to maintain embedded gross margin at the current level.

EMBEDDED GROSS MARGIN
“Embedded gross margin” is a rolling five-year measure of management’s estimate of future contracted energy gross margin as well as the margin associated with the remaining life of National Home Services’ customer contracts. The energy marketing embedded gross margin is the difference between existing energy customer contract prices and the cost of supply for the remainder of the term, with appropriate assumptions for customer attrition and renewals. It is assumed that expiring contracts will be renewed at target margin and renewal rates.

The energy marketing embedded gross margin also includes an estimate of the future margin on residual payments on non-energy products sold to the current Momentis customer base as well as the completed contracts for Hudson Energy Solar. The embedded gross margin for HES represents gross margin associated with Solar Power Purchase Agreements (“PPAs”) and Solar Renewable Energy Credits (“SRECs”) for a rolling five-year period generated from its completed projects.

Financial highlights
For the three months ended September 30
(thousands of dollars, except where indicated and per share amounts)
	Fiscal 2014		Fiscal 2013
		% increase
		(decrease)
Sales	$853,013	20%	$713,190
Gross margin	128,500	12%	114,286
Administrative expenses	35,217	5%	33,390
Selling & marketing expenses	47,962	(5)%	50,268
Finance costs	22,326	21%	18,436
Profit (loss) from continuing operations1	(114,395)	NMF	23,964
Profit (loss) from discontinued operations	2,875	NMF	(877)
Profit (loss)1	(111,520)	NMF	23,087
Earnings (loss) per share from continuing operations - basic	(0.80)	NMF	0.17
Earnings (loss) per share from continuing operations - diluted	(0.80)	NMF	0.17
Dividends/distributions	30,850	(31)%	44,409
Base EBITDA from continuing operations2	39,135	37%	28,624
Base Funds from continuing operations2	28,818	129%	12,606
Payout ratio on Base EBITDA from continuing operations	79%		155%
Payout ratio on Base Funds from continuing operations	107%		352%

1Profit (loss) for the period includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2See “Non-IFRS financial measures” on page 2.
3Not a meaningful figure.

Financial highlights
For the six months ended September 30
(thousands of dollars, except where indicated and per share amounts)

	Fiscal 2014		Fiscal 2013
		% increase
		(decrease)
Sales	$1,599,136	17%	$1,370,527
Gross margin	247,914	9%	227,943
Administrative expenses	71,237	6%	67,228
Selling & marketing expenses	100,382	(8)%	108,834
Finance costs	44,846	29%	34,746
Profit (loss) from continuing operations1	(154,165)	NMF3	356,508
Profit (loss) from discontinued operations	696	NMF3	(4,782)
Profit (loss)1	(153,469)	NMF3	351,726
Earnings (loss) per share from continuing operations - basic	(1.08)	NMF3	2.56
Earnings (loss) per share from continuing operations - diluted	(1.08)	NMF3	2.18
Dividends/distributions	61,606	(31)%	88,799
Base EBITDA from continuing operations2	68,270	43%	47,611
Base Funds from continuing operations2	42,118	208%	13,688
Payout ratio on Base EBITDA from continuing operations	90%		187%
Payout ratio on Base Funds from continuing operations	146%		649%
Embedded gross margin2	2,324,000	9%	2,129,500
Energy customers (RCEs)	4,322,000	7%	4,024,000
Home Services customers (installed units)	275,000	47%	187,000
Total customers (RCEs and installed units)	4,597,000	9%	4,211,000

1Profit (loss) for the period includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2See  “Non-IFRS financial measures” on page 2.
3Not a meaningful figure.

Continuing operations

CONSUMER ENERGY DIVISION
The sale of gas and electricity to customers consuming 15 RCEs and less is undertaken by the Consumer Energy division. Marketing of the energy products of this division is primarily done door-to-door through 1,200 independent contractors, the Momentis network marketing operation and Internet-based marketing and telemarketing efforts. Approximately 43% of Just Energy’s customer base resides within the Consumer Energy division, which is currently focused on longer-term price-protected and variable rate offerings of commodity products and JustGreen. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer Energy’s sales channels also offer these products. In addition, the Consumer Energy division has commenced marketing bundled products in Ontario and Texas, offering certain commodity products along with a smart thermostat.

Just Energy owns and operates Momentis, a network marketing company operating in Canada, the U.S. and the U.K which is also included in the Consumer Energy segment disclosure. Independent representatives educate consumers about the benefits of energy deregulation and sell them products offered by Just Energy as well as a number of other products. Independent representatives are rewarded through commissions earned based on new customers added.

COMMERCIAL ENERGY DIVISION
Customers with annual consumption over 15 RCEs are served by the Commercial Energy division.  These sales are made through three main channels: sales through the broker channel using the commercial platform acquired with the Hudson purchase; door-to-door commercial independent contractors; and inside commercial sales representatives. Commercial customers make up approximately 51% of Just Energy’s customer base. Products offered to commercial customers can range from standard fixed-price offerings to “one off” offerings, which are tailored to meet the customer’s specific needs. These products can be either fixed or floating rate or a blend of the two, and normally have terms of less than five years. Gross margin per RCE for this division is lower than consumer margins but customer aggregation costs and ongoing customer care costs are lower as well on a per RCE basis. Commercial customers tend to have combined attrition and failed-to-renew rates that are lower than those of consumer customers.

HOME SERVICES DIVISION
National Home Services provides Ontario and Quebec residential customers with a long-term water heater, furnace and air conditioning rental, offering high efficiency conventional and power vented tank and tankless water heaters and high efficiency furnaces and air conditioners. In addition, National Home Services has commenced marketing smart thermostats in Ontario. The thermostats are being sold independently in Ontario or also offered in a bundled product offering with the rental of air conditioners or furnaces. NHS customers make up approximately 6% of Just Energy’s customer base. NHS markets through approximately 500 independent contractors in Ontario and Quebec.

SOLAR DIVISION
Hudson Energy Solar, a solar project development company operating in New Jersey, Pennsylvania and Massachusetts, brings renewable energy directly to consumers, enabling them to reduce their environmental impact and energy costs. HES installs solar systems on residential and commercial sites, maintaining ownership of the system and providing maintenance and monitoring of the system for a period of up to 20 years. HES sells the energy generated by the solar panels back to the customer. This division will contribute to operating metrics through commodity sales, renewable energy credit offset sales and tax incentives. As of September 30, 2013, the division has made cumulative commitments of approximately $106.9 million with the status of the associated projects ranging from contracted to completed.

ABOUT THE ENERGY MARKETS

NATURAL GAS
Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price offerings to five-year fixed-price contracts. For fixed-price contracts, Just Energy purchases gas supply through physical or financial transactions with market counterparts in advance of marketing, based on forecast customer aggregation for residential and small commercial customers. For larger commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion.

The LDC provides historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the severity of weather from normal. To the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s customer gross margin may be reduced or increased depending upon market conditions at the time of balancing. Under some commercial contract terms, this balancing may be passed onto the customer.

Ontario, Quebec, British Columbia and Michigan
In Ontario, Quebec, British Columbia and Michigan, the volumes delivered for a customer typically remain constant throughout the year. Just Energy does not recognize sales until the customer actually consumes the gas.  During the winter months, gas is consumed at a rate that is greater than delivery and, in the summer months, deliveries to LDCs exceed customer consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.

Alberta
In Alberta, the volume of gas delivered is based on the estimated consumption for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash received from customers and the LDC will be higher in the winter months.

Other gas markets
In New York, Illinois, Indiana, Ohio, California, Georgia, New Jersey, Pennsylvania, Manitoba and Saskatchewan, the volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash flow received from these states/provinces is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.

ELECTRICITY
In Ontario, Alberta, New York, Texas, Illinois, Pennsylvania, New Jersey, Maryland, Michigan, California, Ohio, Delaware, Massachusetts and the United Kingdom, Just Energy offers a variety of solutions to its electricity customers, including fixed-price and variable-price products on both short-term and longer-term electricity contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. Customers may experience either a small balancing charge or credit (pass-through) on each bill due to fluctuations in prices applicable to their volume requirements not covered by a fixed price. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions.

Just Energy purchases power supply through physical or financial transactions with market counterparties in advance of marketing to residential and small commercial customers based on forecast customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger commercial customers. The LDC provides historical customer usage, which, when normalized to average weather, enables Just Energy to purchase to expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the power portfolio, which involves, but is not limited to the purchase of options including weather derivatives.

The Company’s ability to mitigate weather effects is limited by the severity of weather from normal.  In certain markets, to the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. To the extent that supply balancing is not fully covered through customer pass-throughs or active management or the options employed, Just Energy’s customer gross margin may be impacted depending upon market conditions at the time of balancing.

JUSTGREEN

Customers also have the ability to choose an appropriate JustGreen program to supplement their electricity and natural gas contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen programs for electricity customers involve the purchase of power from green generators (such as wind, solar, run of the river hydro or biomass) via power purchase agreements and renewable energy certificates. JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects.

The Company currently sells JustGreen gas in the eligible markets of Ontario, British Columbia, Alberta, Saskatchewan, Michigan, New York, Ohio, Illinois, New Jersey, Maryland, Pennsylvania and California. JustGreen electricity is sold in Ontario, Alberta, New York, Texas, Maryland, Massachusetts, Ohio and Pennsylvania. Of all consumer customers who contracted with Just Energy in the past year, 27% took JustGreen for some or all of their energy needs. On average, these customers elected to purchase 84% of their consumption as green supply. For comparison, as reported in the second quarter of fiscal 2013, 28% of consumer customers who contracted with Just Energy chose to include JustGreen for an average of 80% of their consumption. Overall, JustGreen now makes up 9% of the Consumer gas portfolio, down from 11% a year ago. JustGreen makes up 18% of the Consumer electricity portfolio, up from 11% a year ago.

Discontinued operations

ETHANOL DIVISION

Terra Grain Fuels (“TGF”) is a 150-million-litre capacity ethanol plant located in Belle Plaine, Saskatchewan. The plant produces wheat-based ethanol and high protein distillers’ dried grain (“DDG”). TGF was acquired in 2009 as part of the Universal acquisition. Since then, management has considered TGF to be a non-core division and management continued to operate based on the intention of the plant maintaining cash flow neutral operations at a minimum. In March 2013, Just Energy formally commenced the process to dispose of TGF.  The business of TGF has been operating in an unpredictable product environment, making it difficult for management to derive real growth and profitability from the segment. It is expected that TGF will be divested by the end of fiscal 2014. TGF was classified as held for sale and as discontinued operations as of March 31, 2013. See page 25 for more information on the financial results from operations.

EBITDA
For the three months ended September 30
(thousands of dollars)
	Fiscal 2014	Fiscal 2013
Reconciliation to interim condensed consolidated statements of income (loss)
Profit (loss) for the period from continuing operations	$(114,395)	$23,964
Add:
Finance costs	22,326	18,436
Provision for income taxes	3,671	6,895
Amortization	22,077	28,126
Profit (loss) attributable to non-controlling interest	208	509
EBITDA from continuing operations	$(66,113)	$77,930
Add (subtract):
Change in fair value of derivative instruments	103,784	(52,462)
Share-based compensation	1,464	3,156
Base EBITDA from continuing operations	$39,135	$28,624

EBITDA
Gross margin per interim condensed consolidated financial statements	$128,500	$114,286
Add (subtract):
Administrative expenses	(35,217)	(33,390)
Selling and marketing expenses	(47,962)	(50,268)
Bad debt expense	(11,883)	(7,714)
Amortization included in cost of sales/selling and
marketing expenses	8,148	5,226
Other income	19	2,676
Proportionate share of loss from the joint venture	(2,678)	(2,701)
Profit attributable to non-controlling interest	208	509
Base EBITDA from continuing operations	$39,135	$28,624
Base EBITDA from continuing operations payout ratio	79%	155%

Dividends/distributions
Dividends	$29,987	$43,206
Distributions for share-based awards	863	1,203
Total dividends/distributions	$30,850	$44,409

EBITDA
For the six months ended September 30
(thousands of dollars)
	Fiscal 2014	Fiscal 2013
Reconciliation to interim condensed consolidated statements of income (loss)
Profit (loss) for the period from continuing operations	$(154,165)	$356,508
Add:
Finance costs	44,846	34,746
Provision for income taxes	7,829	39,592
Amortization	45,183	56,388
Profit attributable to non-controlling interest	333	342
EBITDA from continuing operations	$(55,974)	$487,576
Add (subtract):
Change in fair value of derivative instruments	120,943	(446,353)
Share-based compensation	3,301	6,388
Base EBITDA from continuing operations	$68,270	$47,611
EBITDA
Gross margin per interim condensed consolidated financial statements	$247,914	$227,943
Add (subtract):
Administrative expenses	(71,237)	(67,228)
Selling and marketing expenses	(100,382)	(108,834)
Bad debt expense	(21,715)	(16,354)
Amortization included in cost of sales/selling and
marketing expenses	17,637	10,624
Other income	510	4,978
Proportionate share of loss from the joint venture	(4,790)	(3,860)
Profit attributable to non-controlling interest	333	342
Base EBITDA from continuing operations	$68,270	$47,611
Base EBITDA from continuing operations payout ratio	90%	187%
Dividends/distributions
Dividends	$59,860	$86,403
Distributions for share-based awards	1,746	2,396
Total dividends/distributions	$61,606	$88,799

Base EBITDA differs from EBITDA in that the impact of the mark to market gains (losses) from the financial instruments is removed. This measure reflects operating profitability as mark to market gains (losses) are associated with supply already sold in the future at fixed prices. Just Energy ensures that the value of customer contracts is protected by entering into fixed-price supply contracts. Under IFRS, the value of the customer contracts is not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing volatility. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy.

Base EBITDA amounted to $39.1 million for the three months ended September 30, 2013, an increase of 37% from $28.6 million in the prior comparable quarter. Gross margin increased 12% overall with the increase coming primarily from the Consumer Energy and Home Services divisions. Gross margin from the Consumer Energy division increased by 21% while gross margin from the Home Services division increased by 55% over the prior comparable period. The increase in gross margin for the Consumer Energy division is a result of an increase in margins earned on variable products as well as the loss on sale of excess gas that occurred in the prior comparable period. The increase in gross margin for NHS is a result of the 37% increase in water heater, furnace and air conditioner installations and contractual price increases. Commercial Energy and Solar divisions margins were $32.8 million and $0.7 million for the quarter, respectively versus $38.0 million and $0.1 million in the prior comparable period. The decrease in gross margin for the Commercial Energy division is a result of higher capacity costs in the northeast U.S. markets, impacting customer profitability. The increase in gross margin for Solar is a result of the completion of projects over the past 12 months.

Administrative expenses increased by 5% from $33.4 million to $35.2 million. The increase over the prior comparable quarter was due to a 9% growth in the energy customer base as well as the NHS’s 37% growth in installed water heater, air conditioner and furnace units. Administrative expenses were 2% lower than the first quarter of fiscal 2014.

Selling and marketing expenses for the three months ended September 30, 2013, were $48.0 million, a 5% decrease from $50.3 million reported in the prior comparable quarter. This decrease is attributable to the 6% decrease in customer additions for energy marketing.

Bad debt expense was $11.9 million for the three months ended September 30, 2013, an increase of 54% from $7.7 million recorded for the prior comparable quarter. The increase in bad debt expense is attributable to the 49% increase in revenue in the markets where Just Energy bears credit risk. For the six months ended September 30, 2013, the bad debt expense of $21.7 million represents approximately 2.1% of revenue in the jurisdictions where the Company bears the credit risk, down from the 2.3% of revenue reported for the six months ended September 30, 2012. This improving trend is attributable to improving economic conditions in the Company’s key markets.

Dividends and distributions paid for the three months ended September 30, 2013, were $30.9 million, a decrease of 31% from the prior comparable quarter as a result of a reduction in the annual dividend from $1.24 to $0.84 effective with the April 2013 dividend. The payout ratio on Base EBITDA was 79% for the three months ended September 30, 2013 versus 155% in the second quarter of fiscal 2013.

For the six months ended September 30, 2013, Base EBITDA from continuing operations amounted to $68.3 million, an increase of 43% from $47.6 million in the prior comparable period. For the current six-month period, gross margin increased by 9%. Dividends and distributions for the six months ended September 30, 2013, were $61.6 million, a decrease of 31% from the prior comparable period. For the six months ended September 30, 2013, the payout ratio on Base EBITDA was 90%, compared with 187% in the prior comparable period.

For more information on the changes in the gross margin, please refer to “Segmented Base EBITDA” on page 14 and “Administrative expenses”, “Selling and marketing expenses”, “Bad debt expense” and “Finance costs”, which are further clarified on pages 22 through 24

EMBEDDED GROSS MARGIN
(millions of dollars)
Management's estimate of the future embedded gross margin is as follows:
	As at	As at	Sept. vs.		As at	2013 vs.
	Sept. 30,	June 30,	June 2013		Sept. 30,	2012
	2013	2013	variance		2012	variance
Energy marketing1	$1,668.5	$1,711.7	(3	) %	$1,618.8	3%
Home Services	655.5	628.9	4%		510.7	28%
Total embedded gross margin	$2,324.0	$2,340.6	(1	) %	$2,129.5	9%

1Energy marketing also includes embedded gross margin related to Hudson Energy Solar.

Management’s estimate of the embedded gross margin amounted to $2,324.0 million as of September 30, 2013, a decrease of 1% over embedded gross margin as of June 30, 2013 and an increase of 9% over the last 12 months. The Canadian dollar strengthened against the U.S. dollar during the past quarter, resulting in a decrease of $25.1 million in embedded gross margin when the U.S. energy marketing future gross margin is stated in Canadian dollars. The 9% increase for the past year matches the 9% increase in customer base over the same period.

Embedded gross margin is shown to reflect the margin expected to be realized from existing customers.  The measure of future gross margin is not discounted to present value nor is it intended to take into account administrative and other costs necessary to realize this margin.

Funds from Operations
For the three months ended September 30
(thousands of dollars)
	Fiscal 2014	Fiscal 2013
Cash inflow from operations	$15,818	$(20,740)
Add (subtract):
Increase in non-cash working capital	19,646	34,925
Cash flows used in operating activities of discontinued operations	(3,194)	(881)
Profits attributable to non-controlling interest	208	509
Tax adjustment	(484)	(307)
Funds from continuing operations	$31,994	$13,506
Less: maintenance capital expenditures	(3,176)	(900)
Base Funds from continuing operations	$28,818	$12,606
Base Funds from Operations
Gross margin from interim condensed consolidated financial statements	$128,500	$114,286
Add (subtract):
Adjustment required to reflect net cash receipts from gas sales	12,319	1,312
Administrative expenses	(35,217)	(33,390)
Selling and marketing expenses	(47,962)	(50,268)
Bad debt expense	(11,883)	(7,714)
Current income tax recovery (provision)	(354)	(521)
Amortization included in cost of sales/sales and marketing expenses	8,148	5,226
Other income	19	2,676
Financing charges, non-cash	3,280	2,579
Finance costs	(22,326)	(18,436)
Proportionate share of loss from the joint venture	(2,678)	(2,701)
Other non-cash adjustments	148	457
Funds from continuing operations	$31,994	$13,506
Less: maintenance capital expenditures	(3,176)	(900)
Base Funds from continuing operations	$28,818	$12,606
Base Funds from continuing operations payout ratio	107%	352%

Funds from Operations
For the six months ended September 30
(thousands of dollars)
	Fiscal 2014	Fiscal 2013
Cash inflow from continuing operations	$37,192	$1,270
Add (subtract):
Increase in non-cash working capital	13,118	13,694
Cash flows used in operating activities of discontinued operations	(2,603)	1,271
Profits attributable to non-controlling interest	333	342
Tax adjustment	(133)	1,040
Funds from continuing operations	$47,907	$17,617
Less: maintenance capital expenditures	(5,789)	(3,929)
Base Funds from continuing operations	$42,118	$13,688
Base Funds from continuing operations
Gross margin from interim condensed consolidated financial statements	$247,914	$227,943
Add (Subtract):
Adjustment required to reflect net cash receipts from gas sales	18,162	483
Administrative expenses	(71,237)	(67,228)
Selling and marketing expenses	(100,382)	(108,834)
Bad debt expense	(21,715)	(16,354)
Current income tax recovery (provision)	(315)	(778)
Amortization included in cost of sales/sales and marketing expenses	17,637	10,624
Other income	510	4,978
Financing charges, non-cash	6,756	5,081
Finance costs	(44,846)	(34,746)
Proportionate share of loss from the joint venture	(4,790)	(3,860)
Other non-cash adjustments	213	308
Funds from continuing operations	$47,907	$17,617
Less: maintenance capital expenditures	(5,789)	(3,929)
Base Funds from continuing operations	$42,118	$13,688
Base Funds from continuing operations payout ratio	146%	649%

Base Funds from continuing operations, which represents Funds from continuing operations reduced by the maintenance capital expenditures, were $28.8 million, an increase of 129% compared with $12.6 million for the second quarter of fiscal 2013. The increase in the current quarter is due to the 37% increase in Base EBITDA from continuing operations compared to lower increases in finance costs and cash taxes. For the six months ended September 30, 2013, Base fund from continuing operations were $42.1 million, compared to $13.7 million in the prior comparable period.

The payout ratio on Base Funds from continuing operations was 107% for the three months ended September 30, 2013, down sharply from 352% in the second quarter of fiscal 2013. For the six months ended September 30, 2013, the payout ratio was 146%, significantly improved from 649% in the prior comparable period. The first and second quarters are traditionally the lowest earning quarters and therefore, result in the highest payout ratios, typically over 100%.

Summary of quarterly results for continuing operations
(thousands of dollars, except per share amounts)
	Q2	Q1	Q4	Q3
	fiscal 2014	fiscal 2014	fiscal 2013	fiscal 2013
Sales	$853,013	$746,123	$907,275	$736,562
Gross margin	128,500	119,414	157,655	140,270
Administrative expenses	35,217	36,020	36,739	34,888
Selling and marketing expenses	47,962	52,420	49,277	49,918
Finance costs	22,326	22,520	22,221	18,184
Profit (loss) for the period from continuing operations	(114,395)	(39,770)	203,391	41,806
Profit (loss) for the period	(111,520)	(41,949)	137,691	40,238
Profit (loss) for the period from continuing operations per share – basic	(0.80)	(0.28)	1.45	0.30
Profit (loss) for the period from continuing operations per share – diluted	(0.80)	(0.28)	1.36	0.29
Dividends/distributions paid	30,850	30,756	44,965	44,636
Base EBITDA from continuing operations	39,135	29,135	72,309	55,160
Base Funds from continuing operations	28,818	13,300	47,314	35,897
Payout ratio on Base EBITDA from continuing operations	79%	106%	62%	81%
Payout ratio on Base Funds from continuing operations	107%	231%	95%	124%

	Q2	Q1	Q4	Q3
	fiscal 2013	fiscal 2013	fiscal 2012	fiscal 2012
Sales	$713,190	$657,337	$827,435	$733,134
Gross margin	114,286	113,657	170,651	140,941
Administrative expenses	33,390	33,838	32,143	29,882
Selling and marketing expenses	50,268	58,566	58,580	48,866
Finance costs	18,436	16,310	14,854	14,757
Profit (loss) for the period from continuing operations	23,964	332,544	(75,640)	(100,636)
Profit (loss) for the period	23,087	328,639	(76,895)	(97,386)
Profit (loss) for the period from continuing operations per share – basic	0.17	2.39	(0.55)	(0.72)
Profit (loss) for the period from continuing operations per share – diluted	0.17	2.00	(0.55)	(0.72)
Dividends/distributions paid	44,409	44,390	44,152	43,934
Base EBITDA from continuing operations	28,624	18,987	77,677	59,938
Base Funds from continuing operations	12,606	1,082	54,598	44,972
Payout ratio on Base EBITDA from continuing operations	155%	234%	57%	73%
Payout ratio on Base Funds from continuing operations	352%	NMF 1	81%	98%

1Not a meaningful figure

Just Energy’s results reflect seasonality, as electricity consumption is slightly greater in the first and second quarters (summer quarters) and gas consumption is significantly greater during the third and fourth quarters (winter quarters). While quarter over quarter comparisons are relevant, sequential quarters will vary materially. The main impact of this will be higher Base EBITDA and Base Funds from Operations and lower payout ratios in the third and fourth quarters and lower Base EBITDA and Base Funds from Operations and higher payout ratios in the first and second quarters. This impact is lessening as current net customer additions are concentrated in electricity, which traditionally experiences less seasonality than natural gas.

ANALYSIS OF THE SECOND QUARTER

Sales increased by 20% quarter over quarter to $853.0 million from $713.2 million. Consumer Energy’s sales increased by 34% primarily as a result of additional revenue earned in the Consumer Energy division’s electricity markets. The sales for this period and past periods have been restated to reflect a change in the recognition of revenue to include transmission/distribution changes in Texas. Traditionally, Just Energy has passed these costs through to the consumer customer directly and therefore, these changes were recorded on the statement of financial changes only. However, these costs are now included in the base price included in contract offerings and, therefore, will be included in revenue and cost of sales.

Commercial Energy sales increased by 6% for the three months ended September 30, 2013 compared with the second quarter of fiscal 2013, which was below the 15% increase in the customer base due to lower prices on commercial contracts during the past 12 months. NHS sales increased by 52% reflecting a 37% increase in its installed units as well as contractual price increases.

Gross margin was $128.5 million, an increase of 12% from the prior comparable quarter. The growth in gross margin from Consumer Energy and NHS was offset somewhat by lower gross margin contributions from Commercial Energy. The Commercial Energy margins were compressed versus the prior comparable quarter due to an increase in capacity costs in northeastern U.S. markets.  Historically these costs have been lower and relatively stable. In the past year, these costs have increased significantly, thereby compressing margins. Going forward, the Company is expanding the product suite to offer options that pass these costs onto the customer as well as more closely align Just Energy’s hedging strategies with its obligations. This is expected to mitigate future impact to gross margin.

The change in fair value of derivative instruments due to lower forward electricity and natural gas prices resulted in a loss of $103.8 million for the current quarter, compared to a gain of $52.5 million recorded in the second quarter of fiscal 2013. The loss from continuing operations for the three months ended September 30, 2013, was $114.4 million, representing a loss per share of $0.80 on a basic and diluted basis.  For the prior comparable quarter, the profit from continuing operations was $24.0 million, representing earnings per share of $0.17 on a basic and diluted basis. The fair value of derivative instruments represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers in the future at fixed prices, minimizing any impact of mark to market gains and losses.

Base EBITDA from continuing operations was $39.1 million for the three months ended September 30, 2013, a 37% increase from $28.6 million in the prior comparable quarter. Base Funds from continuing operations were $28.8 million for the current quarter, an increase of 129% from $12.6 million recorded for the three months ended September 30, 2012. Both increases are primarily a result of higher gross margin contribution from the energy marketing and home services divisions and lower selling and marketing expenses.

Dividends/distributions paid were $30.9 million, a decrease of 31% over the prior comparable quarter as a result of the change in annual dividend rate from $1.24 to $0.84 effective April 2013. The payout ratio on Base EBITDA from continuing operations was 79% for the three months ended September 30, 2013, compared with 155% in the prior comparable quarter. The payout ratio on Base Funds from continuing operations was 107% for the three months ended September 30, 2013, significantly lower than the 352% a year prior due to cash flow growth of the business and a lower dividend rate.

Segmented Base EBITDA 1
For the three months ended September 30
					Fiscal 2014
			Home
	Consumer	Commercial	Services	Solar
	division	division	division	division	Consolidated
Gross margin per interim condensed consolidated financial statements	$80,765	$32,750	$14,282	$703	$128,500
Add (subtract):
Administrative expenses	(21,613)	(7,741)	(5,638)	(225)	(35,217)
Selling and marketing expenses	(33,993)	(11,422)	(2,547)	-	(47,962)
Bad debt expense	(9,440)	(2,424)	(19)	-	(11,883)
Amortization included in cost of sales/selling and marketing expenses	-	3,827	3,918	403	8,148
Other income (loss)	108	(89)	-	-	19
Proportionate share of loss from joint venture	(2,678)	-	-	-	(2,678)
Profit attributable to non-controlling interest	208	-	-	-	208
Base EBITDA from continuing operations	$13,357	$14,901	$9,996	$881	$39,135

					Fiscal 2013
			Home
	Consumer	Commercial	Services	Solar
	division	division	division	division	Consolidated
Gross margin per interim condensed consolidated financial statements	$66,901	$38,031	$9,236	$118	$114,286
Add (subtract):
Administrative expenses	(21,742)	(6,921)	(4,231)	(496)	(33,390)
Selling and marketing expenses	(34,952)	(14,045)	(1,271)	-	(50,268)
Bad debt expense	(5,369)	(2,309)	(36)	-	(7,714)
Amortization included in cost of sales/selling and marketing expenses	-	2,660	2,566	-	5,226
Other income (loss)	2,649	27	(2)	2	2,676
Proportionate share of loss from joint venture	(2,701)	-	-	-	(2,701)
Minority interest	509	-	-	-	509
Base EBITDA from continuing operations	$5,295	$17,443	$6,262	$(376)	$28,624

1The definitions of each segment are provided on page 4 and 5

Segmented Base EBITDA1
For the six months ended September 30
		Fiscal 2014
			Home
	Consumer	Commercial	Services
	division	division	division	Solar	Consolidated
Gross margin per interim condensed consolidated financial statements	$151,081	$68,368	$27,267	$1,198	$247,914
Add (subtract):
Administrative expenses	(43,953)	(15,209)	(11,050)	(1,025)	(71,237)
Selling and marketing expenses	(65,771)	(28,511)	(6,100)	-	(100,382)
Bad debt expense	(17,004)	(4,672)	(39)	-	(21,715)
Amortization included in cost of sales/selling and marketing expenses	-	8,599	7,912	1,126	17,637
Other income (loss)	668	(158)	-	-	510
Proportionate share of loss from joint venture	(4,790)	-	-	-	(4,790)
Profit attributable to non-controlling interest	333	-	-	-	333
Base EBITDA from continuing operations	$20,564	$28,417	$17,990	$1,299	$68,270

		Fiscal 2013
			Home
	Consumer	Commercial	Services
	division	division	division	Solar	Consolidated
Gross margin per interim condensed consolidated financial statements	$134,244	$75,862	$17,715	$122	$227,943
Add (subtract):
Administrative expenses	(44,409)	(13,644)	(8,023)	(1,152)	(67,228)
Selling and marketing expenses	(78,264)	(28,218)	(2,352)	-	(108,834)
Bad debt expense	(12,074)	(4,238)	(42)	-	(16,354)
Amortization included in cost of sales/selling and marketing expenses	-	5,233	5,391	-	10,624
Other income (loss)	3,303	(25)	-	1,700	4,978
Proportionate share of loss from joint venture	(3,860)	-	-	-	(3,860)
Profit attributable to non-controlling interest	342	-	-	-	342
Base EBITDA from continuing operations	$(718)	$34,970	$12,689	$670	$47,611

1The definitions of each segment are provided on page 4 and 5.

Base EBITDA from continuing operations amounted to $39.1 million for the three months ended September 30, 2013, an increase of 37% from $28.6 million in the prior comparable quarter. Consumer Energy contributed $13.4 million to Base EBITDA from continuing operations for the second quarter, an increase from $5.3 million in the three months ended September 30, 2012. The large increase was a result of two main factors: margins realized during the second quarter of fiscal 2013 were adversely impacted by a large volume of utility financial reconciliations from the prior year’s winter warm weather; and realized fiscal 2014 margin/RCE were higher due to efforts by management to maximize gross margin earned in key U.S. markets. Consumer administrative costs were also down 1% in the current quarter, reflecting continued cost management efforts. Consumer selling and marketing expenses were down 3% primarily due to a slight decrease in customers added.

Commercial Energy contributed $14.9 million to Base EBITDA from continuing operations, a decrease of 15% from the three months ended September 30, 2012, when the segment contributed $17.4 million. The decrease is a result of lower  margins due to competitive pricing pressures in major markets and higher capacity costs in the northeast U.S. offset by lower net selling and marketing expenses due to 10% lower gross adds in the current quarter. Administrative costs were up 12% largely due to the 15% increase in Commercial customers year over year, slightly offset by economies of scale.

NHS contributed $10.0 million to Base EBITDA for the second quarter of fiscal 2014, an increase of 60% from $6.3 million in the prior comparable quarter due to an increase in gross margin from the 37% increase in its customer base and contractual price increase. HES, contributed $0.9 million to Base EBITDA for the current quarter, compared with a loss of $0.4 million contributed in the second quarter of fiscal 2013, due to the completion and resultant cash flow of a number of solar projects during the past 12 months.

For the six months ended September 30, 2013, Base EBITDA from continuing operations was $68.3 million, an increase of 43% from $47.6 million recorded in the first half of fiscal 2013. The increase over the prior comparable period reflects higher Base EBITDA from Consumer Energy with $20.6 million recorded year-to-date versus a loss of $0.7 million for the six months ending September 30, 2012. The increase is a result of a 13% increase in gross margin and a 16% decrease in selling and marketing expenses.

For further information on each division, please refer to “Energy Marketing” on page 18, “Home Services division” on page 20 and “Solar division” on page 21.

Customer aggregation
	July 1,			Failed to	Sept. 30,	% increase	Sept. 30,	% increase
	2013	Additions	Attrition	renew	2013	(decrease)	2012	(decrease)
Consumer Energy
Gas	785,000	45,000	(44,000)	(15,000)	771,000	(2)%	819,000	(6)%
Electricity	1,207,000	119,000	(95,000)	(25,000)	1,206,000	0%	1,171,000	3%
Total Consumer RCEs	1,992,000	164,000	(139,000)	(40,000)	1,977,000	(1)%	1,990,000	(1)%
Commercial Energy
Gas	213,000	11,000	(4,000)	(15,000)	205,000	(4)%	206,000	0%
Electricity	2,097,000	149,000	(28,000)	(78,000)	2,140,000	2%	1,828,000	17%
Total Commercial RCEs	2,310,000	160,000	(32,000)	(93,000)	2,345,000	2%	2,034,000	15%
Total Energy Marketing RCEs	4,302,000	324,000	(171,000)	(133,000)	4,322,000	0%	4,024,000	7%
Home Services
Water heaters	224,000	12,000	-	-	236,000	5%	174,000	36%
Air conditioners / Furnaces	19,000	1,000	-	-	20,000	5%	13,000	54%
Smart thermostats1	15,000	4,000			19,000	27%	-	-
Total installs	258,000	17,000	-	-	275,000	7%	187,000	47%
Combined – RCEs and installs	4,560,000	341,000	(171,000)	(133,000)	4,597,000	1%	4,211,000	9%

1Of the smart-thermostat installations as of September 30, 2013, 58% were bundled with energy or furnace contracts and the remaining 42% were sold as stand-alone units.

Gross customer additions for the quarter were 341,000, a decrease of 4% from the 354,000 customers added in the second quarter of fiscal 2013. This total includes customer additions from both energy marketing and from National Home Services. In addition to these new customers added, Just Energy renewed 224,000 existing customers during the quarter.

Gross energy marketing customer additions for the quarter were 324,000, a decrease of 6% from the 344,000 customers added in the second quarter of fiscal 2013. Net additions were 20,000 for the quarter. The smaller number of additions was largely a result of lower customer aggregation by the Commercial division in an attempt to ensure that customers meet the Company’s margin expectations. This has resulted in redeployment of resources toward markets with a stronger customer value proposition. The Company is currently reviewing its active customer base to ensure that profitability levels of products support our earnings profile, which may lead to a period of lower renewal rates and gross additions.

NHS installed 12,000 water heaters and 1,000 air conditioners and furnaces in the second quarter of fiscal 2014, compared with 9,000 water heaters and 1,000 air conditioner and furnace units installed in the prior comparable quarter. The increase in installations is due to expansion into the province of Quebec, a market that NHS had not yet entered in the prior comparable quarter.

Consumer customer additions amounted to 164,000 for the second quarter of fiscal 2014, a 1% decrease from 166,000 gross customer additions recorded in the prior comparable quarter. Commercial customer additions were 160,000 for the current quarter, a 10% decrease from 178,000 gross customer additions in the prior comparable quarter. Included in the consumer energy customer base is 9,000 smart thermostat customers bundled with a commodity contract. This is a growing segment of Just Energy’s business and represents increased economic value to the Company with lower attrition profile. The sale of this product is currently being marketed in Texas and Ontario.

For the three months ended September 30, 2013, 31% of total consumer and commercial energy marketing customer additions were generated from door-to-door sales, 40% from commercial brokers and 29% from Internet based and other non-door-to-door channels. Prior to the acquisition of Hudson Energy in fiscal 2011, the vast majority of customer additions were generated door-to-door.

The Consumer Energy customer base decreased by 1% over the past three months, and was effectively unchanged from a year earlier. The Commercial customer base increased by 2% during the second quarter of fiscal 2014 and 15% from a year earlier.

The new U.K. operations generated 15,000 customer additions in the quarter, the highest number of customers added since the market entry in July 2012.

As of September 30, 2013, the U.S., Canadian and U.K. segments accounted for 73%, 26% and 1% of the energy marketing customer base, respectively. At the end of the prior comparable quarter, the U.S. and Canadian segments represented 70% and 30% of the energy marketing customer base, respectively.

ATTRITION
	Trailing	Trailing
	12-month	12-month
	attrition	attrition
	Sept. 30, 2013	Sept. 30, 2012

Consumer	24%	21%
Commercial	4%	8%
Total attrition - Consumer & Commercial divisions	13%	14%

The combined attrition rate for Just Energy was 13% for the trailing 12 months ended September 30, 2013, a decrease from the 14% overall rate reported a year prior. This decrease in attrition levels is primarily attributable to improved attrition in the Commercial Energy division’s gas and electricity markets. The attrition in the Consumer Energy division’s gas markets remained consistent year over year while the electricity attrition increased by 8% as the Company remains focused on ensuring that all customers meet base profitability profiles even if this results in higher attrition of low margin or variable rate customers.

RENEWALS

	Trailing	Trailing
	12-month	12-month
	renewal	renewal
	Sept. 30,	Sept. 30,
	2013	2012

Consumer	76%	67%
Commercial	70%	70%
Total renewals - Consumer and Commercial divisions	72%	70%

The Just Energy renewal process is a multifaceted program that aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts begin up to 15 months in advance, allowing a customer to renew for an additional period. Overall, the renewal rate was 72% over the last 12 months, compared to management’s targeted renewal rates of 70% realized a year earlier.

The renewal rates for the Consumer Energy improved to 76%, up from 67% a year earlier.  This increase reflects an improved renewal environment with the steady movement of existing customer prices towards current market prices.

Renewal rates for the Commercial division were 70%, the same as the prior comparable quarter. Renewal rates for commercial customers are expected to be more volatile than those of consumer customers as a commercial renewal is often a function of a competitive bid process and these customers regularly change suppliers.

Energy contract renewals
This table shows the percentage of customers up for renewal in each of the following fiscal periods:

	Consumer		Commercial
	Gas	Electricity	Gas	Electricity
Remainder of 2014	10%	11%	18%	18%
2015	19%	29%	27%	32%
2016	17%	17%	23%	24%
2017	15%	13%	14%	12%
Beyond 2017	39%	30%	18%	14%
Total	100%	100%	100%	100%

Note: All month-to-month customers, which represent 422,000 RCEs, are excluded from the table above.

Energy marketing

GROSS MARGIN
For the three months ended September 30
(thousands of dollars)
	Fiscal 2014			Fiscal 2013
Gross margin	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$10,570	$299	$10,869	$5,512	$(111)	$5,401
Electricity	69,626	32,451	102,077	56,851	38,142	94,993
Network marketing (non-energy)	569	-	569	4,538	-	4,538
	$80,765	$32,750	$113,515	$66,901	$38,031	$104,932
Increase (decrease)	21%	(14)%	8%

For the six months ended September 30
(thousands of dollars)
	Fiscal 2014			Fiscal 2013
Gross margin	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$25,355	$6,343	$31,698	$17,024	$3,030	$20,054
Electricity	124,918	62,025	186,943	105,107	72,832	177,939
Network marketing (non-energy)	808	-	808	12,113	-	12,113
	$151,081	$68,368	$219,449	$134,244	$75,862	$210,106
Increase (decrease)	13%	(10)%	4%

CONSUMER ENERGY

Gross margin for the Consumer Energy division was $80.8 million, an increase of 21% from the $66.9 million recorded in the prior comparable quarter. The gross margin for gas and electricity increased by 92% and 22%, respectively, with these increases being offset by the $4.0 million decline in network marketing non-energy gross margin. These non-energy margins are largely derived from initial sign-up revenue from new independent representatives where additions have been lower in the current year. The prior comparable quarter was during a period of high growth for Momentis with the intention of building a significant base of independent representatives.

For the first half of fiscal 2014, gross margin for the Consumer Energy division was $151.1 million, an increase of 13% from $134.2 million recorded for the six months ended September 30, 2012. The gross margin contribution from the gas and electricity markets increased by 49% and 19% respectively.

Average realized gross margin for the Consumer Energy division after all balancing costs for the rolling 12 months ended September 30, 2013 was $170/RCE representing an increase from $163/RCE reported in the prior comparable quarter. The GM/RCE value includes an appropriate allowance for bad debt expense in Illinois, Texas, Georgia, Michigan, Pennsylvania and Massachusetts.

Gas

Gross margin from gas customers in the Consumer Energy division was $10.6 million for the three months ended September 30, 2013, an increase of 92% from $5.5 million recorded in the prior comparable quarter. Gross margin increased despite the 6% decrease in customer base during the past year. Instead, the increase is because of the impact of the warmest winter on record (fiscal 2012) on the prior comparable quarter. For the gas markets, when consumption is lower than expected, (as was the case in the winter of 2011/2012), there are additional financial reconciliations, which impact gross margin primarily in the subsequent two quarters. For the current quarter, there was minimal impact from financial reconciliation as the previous winter (fiscal 2013) was close to normal.

For the first half of fiscal 2014, the gross margin contribution from the gas markets increased by 49% over the prior comparable period to $25.4 million despite the decrease in customer base, as a result of the negative impact from financial reconciliations in first half of fiscal 2013.

Electricity

Gross margin from electricity customers in the Consumer Energy division was $69.6 million for the three months ended September 30, 2013, an increase of 22% from $56.9 million recorded in the prior comparable quarter. While the customer base only increased by 3% over the past year, the gross margin was favourably impacted by attractive pricing on variable rate and JustGreen products throughout the U.S. markets. In addition, electricity gross margin increased in the Texas as a result of additional fee-based revenue based on the recovery of certain costs to serve.

For the six months ended September 30, 2013, gross margin from electricity markets increased 19% to $124.9 million. This increase is due to the growth in customer base as well as higher margins earned in the U.S markets.

Network marketing (non-energy)

Gross margin from network marketing was $0.6 million for the three months ended September 30, 2013, compared with $4.5 million recorded in the second quarter of fiscal 2013. The decrease in gross margin relates to lower sign-up revenue as fewer independent representatives joined Momentis. Energy-related gross margin from Momentis sales is included in gas and/or electricity as applicable for the Consumer Energy or Commercial Energy divisions.

COMMERCIAL ENERGY

Gross margin for the Commercial Energy division was $32.8 million, a decrease of 14% from the $38.0 million recorded in the prior comparable quarter. The Commercial Energy customer base increased by 15% during the past year however, realized gross margins were lower per RCE due to competitive pricing pressure and higher capacity charges in the northeast U.S. states.

For the first half of fiscal 2014, gross margin for Commercial Energy was $68.4 million, a decrease of 10% from $75.9 million recorded for the six months ended September 30, 2012. The gross margin contribution from gas markets for the six months ended September 30, 2013 increased by 109%, while the contribution from the electricity market was 15% lower than the prior comparable period.

Average realized gross margin after all balancing costs for the rolling 12 months ended September 30, 2013, was $70/RCE, a decrease from $103/RCE due largely to the impact to gross margin from higher capacity costs for electricity customers. The GM/RCE value includes an appropriate allowance for bad debt expense in Illinois, Texas, Georgia, Michigan and California.

Gas

Gas gross margin for the Commercial Energy division was $0.3 million up from a loss of $0.1 million for the three months ended September 30, 2013, resulting in an increase of $0.4 million, although the gas customer base remained relatively consistent year over year. The increase in gross margin was due to the financial reconciliations associated with the lower consumption in the warm weather experienced during the 2011/2012 winter months. The higher fiscal 2014 gross margin reflect contracted prices with no weather-related balancing as a result of normal weather during the 2012/2013 winter months.

For the first half of fiscal 2014, the gross margin contribution from the gas markets increased by 109% over the prior comparable period to $6.3 million, primarily due to the negative impact from financial reconciliations in fiscal 2013.

Electricity
Electricity gross margin for the Commercial Energy division was $32.5 million, a decrease of 15% from the $38.1 million recorded in the prior comparable quarter. The electricity customer base has increased by 17% over the past year. Despite this increase, the gross margin realized in the current quarter was compressed in comparison with the second quarter of fiscal 2013 due to the competitive pricing pressure reducing margin for new customers added. In addition, gross margins were further compacted by increased capacity costs in the northeastern U.S., the same issue that has impacted electricity margins for the past two quarters. Going forward, the Company is structuring its contracts to pass these costs on to the customer as well as better hedge capacity costs to mitigate future impact to gross margin.

For the first half of fiscal 2014, gross margin for the Commercial electricity markets was $62.0 million, a decrease of 15% from $72.8 million recorded in the six months ended September 30, 2012. The gross margin contribution decreased due to the continuing higher capacity costs experienced for the past three quarters.

Gross margin earned through marketing efforts

The table below depicts the annual margins on contracts of consumer and commercial customers signed during the quarter. This table reflects all margin earned on new additions and renewals including both the brown commodity and JustGreen.

ANNUAL GROSS MARGIN PER CUSTOMER1
	Q2	Number of	Q2	Number of
	Fiscal 2014	customers	Fiscal 2013	customers

Consumer customers added and renewed in the period	$168	280,000	$183	218,000
Consumer customers lost in the period	178	178,000	177	163,000
Commercial customers added and renewed in the period	72	268,000	71	230,000
Commercial customers lost in the period	83	126,000	50	134,000

1 Customer sales price less cost of associated supply and allowance for bad debt.

For the three months ended September 30, 2013, the average gross margin per RCE for the customers added and renewed by the Consumer Energy division was $168/RCE, a decrease from $183/RCE in the prior comparable period. The average gross margin per RCE for the consumer customers lost during the three months ended September 30, 2013 was $178/RCE, compared with $177/RCE in the three months ended September 30, 2012. Lower new customer margins reflect market conditions in the Company’s active markets.

For the Commercial Energy division, the average gross margin per RCE for the customers signed during the three months ended September 30, 2013 was $72/RCE, a slight increase from $71/RCE in the prior comparable period. Commercial additions were lower as management is focused on increasing the future margin contribution per RCE from commercial customers. Customers lost through attrition and failure to renew during the three months ended September 30, 2013 were at an average gross margin of $83/RCE, compared with $50/RCE lost in the prior comparable period. The prior comparable quarter reflects a large, low-margin customer that failed to renew.

Home Services division (“NHS”)
NHS provides Ontario residential customers with long-term water heater rental programs that offer conventional tanks, power vented tanks and tankless water heaters in a variety of sizes as well as high efficiency furnaces and air conditioners.

As NHS is a high growth, relatively capital-intensive business, Just Energy’s management believes that, in order to maintain stability of cash flows, separate non-recourse financing of this capital is appropriate. NHS entered into a long-term financing agreement with Home Trust Company (“HTC”) for the funding of the water heaters, furnaces and air conditioners.

Management’s strategy for NHS is to self-fund the business through its growth phase, building value within the customer base. This way, NHS will not require significant cash from Just Energy’s core operations nor will Just Energy rely on NHS’s cash flow to fund its capital requirements. The result will be an asset that will generate strong cash returns following the repayment of the HTC financing.

The average water heater contract is for a period of 15 years with the average all-in cost of an installation being approximately $1,000. Under the HTC agreement, NHS receives funds equal to the amount of the five-, seven- or ten-year cash flow (at its option) of the water heater, furnace and air conditioner contracts discounted at the contracted rate, which is currently 7.99%. The loan amount per unit from HTC exceeds the full installation costs of the unit, regardless of term.  HTC is then paid an amount that is approximately equal to the customer rental payments (excluding annual contractual rate increases) on the water heaters for the next five, seven or ten years as applicable. This funding is used for the upfront capital costs, billing and other general operating costs during the first five, seven or ten years.

The embedded gross margin within the NHS contracts grew 28% to $655.5 million during the past 12 months and up 4% from $628.9 million as at June 30, 2013.

Just Energy has started selling smart thermostats through its Consumer Energy  and Home Services divisions. The thermostats are currently being marketed through a cross-sell opportunity to Just Energy’s existing customer base in Ontario and Texas as well as in bundled product offerings with commodity or furnace rentals. This new initiative was launched late in fiscal 2013 with approximately 19,000 installations completed as of September 30, 2013. The majority of the installations have been through cross-sell opportunities with Consumer Energy customers. To date, the sale of thermostats has resulted in lower customer attrition with bundled products than that experienced with customers purchasing only a single product.

RESULTS FROM OPERATIONS

For the three months ended September 30, 2013, NHS had sales of $18.2 million and gross margin of $14.3 million, an increase of 52% and 55%, respectively from $12.0 million in sales and $9.2 million gross margin reported in the prior comparable quarter. The increase in sales was due to the growth in customer base. The higher growth of sales versus installed customers reflects the growth of furnace and air conditioner installations on an annual basis as well as an increase in rates. Revenue associated with furnace and air conditioner installations is approximately 2.4 times that of a water heater unit. Administrative costs, which relate primarily to administrative staff compensation and warehouse expenses, were $5.6 million for the three months ended September 30, 2013, an increase of 33% quarter over quarter due to the 37% increase in installed units.

Base EBITDA for the Home Services division for the second quarter of fiscal 2014 amounted to $10.0 million, an increase of 60% from $6.3 million in the prior comparable quarter. This increase is attributable to the increase in gross margin offset by higher administrative expenses.

Finance costs amounted to $5.0 million for the three months ended September 30, 2013, a 50% increase from $3.3 million expensed during the second quarter of fiscal 2013. As at September 30, 2013, the balance of NHS financing outstanding was $272.2 million, with an average term of six years.

For the six months ended September 30, 2013, NHS had sales of $35.0 million and gross margin of $27.3 million, an increase of 53% and 54%, respectively, from $22.9 million and $17.7 million in the prior comparable period. For the six months ended September 30, 2013, finance costs were $9.9 million, an increase of 56% from $6.3 million in the prior comparable period. The Home Services division achieved Base EBITDA of $18.0 million for the six months ended September 30, 2013, an increase of 42% from $12.7 million in the prior comparable period.

Solar division
Hudson Energy Solar installs solar systems on residential and commercial sites, maintaining ownership of the system and providing maintenance and monitoring of the system for a period of up to 20 years. HES has entered into a number of financing arrangements in order to support the capital-intensive costs to install the solar systems. Just Energy benefits from this division by the revenue generated by the PPAs and SRECs as well as the various tax incentives supporting green energy, including accelerated depreciation.

Base EBITDA generated by the HES division amounted to $0.9 million for the three months ended September 30, 2013. Gross margin generated by the Solar division amounted to $0.7 million and represents proceeds from PPAs related to completed sites, as well as SRECs.

For the six months ended September 30, 2013, Base EBITDA was $1.3 million, an increase of 94% from $0.7 million in the prior comparable period. The increase is attributable to the completion of a number of projects over the past 12 months.

As at September 30, 2013, the division has made commitments of $106.9 million, with project statuses ranging from contracted to completed.

Overall consolidated results from continuing operations

ADMINISTRATIVE EXPENSES

	Three	Three		Six	Six
	months	months		months	months
	ended	ended	%	ended	ended	%
	Sept. 30,	Sept. 30,	increase	Sept. 30,	Sept. 30,	increase
	2013	2012	(decrease)	2013	2012	(decrease)
Consumer Energy	$21,613	$21,742	(1)%	$43,953	$44,409	(1)%
Commercial Energy	7,741	6,921	12%	15,209	13,644	11%
Home Services	5,638	4,231	33%	11,050	8,023	38%
Solar	225	496	(55)%	1,025	1,152	(11)%
Total administrative expenses	$35,217	$33,390	5%	$71,237	$67,228	6%

The Consumer Energy administrative expenses were $21.6 million, slightly lower compared with the second quarter of fiscal 2013, reflecting continued cost management efforts. Commercial Energy administrative costs were up 12% largely due to the 15% year over year increase in Commercial customers offset by economies of scale. Combined, the energy marketing related administrative expenses were higher by 2% while the customer base increased by 7%, quarter over quarter.

For the three months ended September 30, 2013, administrative expenses for NHS increased by 33% to $5.6 million. The increase in expenses for the Home Services division is a result of servicing costs to support the 37% larger installed base.

Management is focused on the management of Just Energy’s administrative expenses and ensuring the continued achievement of economies of scale with its growth. Just Energy is working to streamline processes and reporting structures with the intent of removing overhead costs where appropriate. Overall administrative costs were $35.2 million in the second quarter of fiscal 2014, 2% lower than administrative costs of $36.0 million in first quarter of fiscal 2014 and 4% lower than the $36.7 million of costs recorded in the fourth quarter of fiscal 2013. The reduced run rate is a trend expected to continue despite anticipated customer growth.

For the six months ended September 30, 2013, administrative expenses were $71.2 million, an increase of 6% over the $67.2 million of administrative expenses recorded in the prior comparable period. The increase in administrative costs is directly attributable to the increase in customer base in the Commercial and Home Services divisions.

SELLING AND MARKETING EXPENSES
	Three	Three		Six	Six
	months	months		months	months
	ended	ended	%	ended	ended	%
	Sept. 30,	Sept. 30,	increase	Sept. 30,	Sept. 30,	increase
	2013	2012	(decrease)	2013	2012	(decrease)
Consumer Energy	$33,993	$34,952	(3)%	$65,771	$78,264	(16)%
Commercial Energy	11,422	14,045	(19)%	28,511	28,218	1%
Home Services	2,547	1,271	100%	6,100	2,352	159%
Total selling and marketing expenses	$47,962	$50,268	(5)%	$100,382	$108,834	(8)%

Selling and marketing expenses, which consist of commissions paid to independent sales contractors, brokers and independent representatives as well as sales-related corporate costs, were $48.0 million, a decrease of 5% from $50.3 million in the second quarter of fiscal 2013. Energy marketing customer additions decreased by 6% for the current quarter, compared with the three months ended September 30, 2012. For the six months ended September 30, 2013, the selling and marketing expenses were $100.4 million, a decrease of 8% from $108.8 million recorded in the prior comparable period. Energy marketing customer additions for the first half of fiscal 2014 were 688,000, an increase of 1% from the 682,000 energy marketing customer additions recorded in the six months ended September 30, 2012. The decrease in selling and marketing costs year over year is a reflection of a variation in the sales channels, with the increasing use of lower cost sales channels and more residual commission-based sales channels.

The selling and marketing expenses for the Consumer Energy division were $34.0 million for the three months ended September 30, 2013, a decrease of 3% from the selling and marketing expenses of $35.0 million recorded in the prior comparable quarter. Selling costs declined due to the use of lower cost aggregation channels. During the second quarter of fiscal 2014, the customer additions by the Consumer Energy sales force totalled 164,000, a slight decrease compared to 166,000 customers added through these sales channels in the prior comparable quarter. For the six months ended September 30, 2013, selling and marketing expenses were $65.8 million, a 16% decrease from $78.3 million recorded in the first half of fiscal 2013 as a result of lower cost sales channels, particularly due to lower selling and promotional expenses associated with the Momentis network marketing operations, and the introduction of a residual commisison-based commission structure in some consumer sales channels, similar to commercial residual-based structures.

The selling and marketing expenses for the Commercial Energy division were $11.4 million for the three months ended September 30, 2013, a 19% decrease from the selling and marketing expenses of $14.0 million recorded in the prior comparable quarter. During the second quarter of fiscal 2014, the customer additions by the Commercial Energy sales force totalled 160,000, a decrease of 10% compared to 178,000 customers added through our sales channels in the prior comparable quarter. In addition, the selling and marketing expense for the Commercial Energy division includes amortization of the commission capitalized in other periods through contract initiation costs, which increased by 44% to $3.8 million. The residual commission expense paid to brokers in the three months ended September 30, 2013 decreased by 6% to $6.7 million compared with the residual commission paid in the prior comparable quarter. For the six months ended September 30, 2013, the selling and marketing expenses were $28.5 million, a slight increase from $28.2 million expensed in the prior comparable period, while total Commercial Energy customers added was lower by less than 1%.

Selling and marketing expenses deducted to reach Base EBITDA excludes amortization related to the contract initiation costs for Hudson, Fulcrum and NHS. For the three and six months ended September 30, 2013, this amortization amounted to $4.7 million and $10.3 million respectively, an increase of 57% and 63% from the prior comparable periods.

The aggregation costs per customer for the last 12 months for consumer customers signed by independent representatives and commercial customers signed by brokers were as follows:

	F2014		F2013
	Consumer	Commercial	Consumer	Commercial
Natural gas	$174/RCE	$34/RCE	$184/RCE	$34/RCE
Electricity	$152/RCE	$32/RCE	$152/RCE	$32/RCE
Average aggregation costs	$160/RCE	$32/RCE	$163/RCE	$32/RCE

The decline in the per customer aggregation costs for the Consumer energy division continues a trend of lower costs seen in recent quarters. The Company has focused on increasing sales through lower cost channels and expects that trend to continue.

The aggregation cost per RCE for the Consumer Energy division listed above includes a small but growing proportion of customers generated by affinity and internet marketing programs where commissions are paid on a residual basis as the customer flows. This would tend to slightly decrease current period average costs but will increase future period average costs in comparison as commissions will be paid on customers that have already been counted in customer aggregation totals.

The $32 average aggregation cost for the Commercial energy division customers is based on the expected average annual cost for the respective customer contracts. It should be noted that commercial broker contracts are paid further commissions averaging $32 per year for each additional year that the customer flows. Assuming an average life of 2.8 years, this would add approximately $ 58 ( 1.8 x $32) to the year’s $32 average aggregation cost reported above. For the prior comparable period, the total aggregation costs of commercial brokers were $32/RCE.

BAD DEBT EXPENSE
In Illinois, Alberta, Texas, Pennsylvania, California, Massachusetts, Michigan and Georgia, Just Energy assumes the credit risk associated with the collection of customer accounts. In addition, for commercial direct-billed accounts in British Columbia, New York and Ontario, Just Energy is responsible for the bad debt risk. NHS has also assumed credit risk for customer account collection for certain territories within Ontario and HES assumes credit risk for all of its billings. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets. During the six months ended September 30, 2013, Just Energy was exposed to the risk of bad debt on approximately 64% of its sales.

Bad debt expense is included in the consolidated income statement under other operating expenses. Bad debt expense for the three months ended September 30, 2013, was $11.9 million, an increase of 54% from $7.7 million expensed for the prior quarter ended September 30, 2012. The bad debt expense increase is a result of the 49% increase in revenue earned in markets where Just Energy bears credit risk. Management integrates its default rate for bad debts within its margin targets and continuously reviews and monitors the credit approval process to mitigate customer delinquency.

For the six months ended September 30, 2013, the bad debt expense of $21.7 million represents 2.1% of relevant revenue, lower than the 2.3% reported for the prior comparable period with $16.4 million of bad debt expense.

Management expects that bad debt expense will remain in the range of 2% to 3% of relevant revenue from markets where the Company bears credit risk. For each of Just Energy’s other markets, the LDCs provide collection services and assume the risk of any bad debt owing from Just Energy’s customers for a regulated fee.

FINANCE COSTS
Total finance costs for the three months ended September 30, 2013 amounted to $22.3 million, an increase of 21% from $18.4 million for the three month ended September 30, 2012. The financing costs incurred by NHS increased by 50% from $3.3 million during the three months ended September 30, 2012 to $5.0 million in the current quarter. In addition, HES incurred $0.7 million in financing costs for the three months ended September 30, 2013, compared with $0.1 million in the prior comparable quarter. All other financing costs were $16.6 million, an increase of 11% from $15.0 million expensed during the three months ended September 30, 2012.  This increase is a result of the issuance of the $105 million senior unsecured note in December 2012.

For the six months ended September 30, 2013, finance costs were $44.8 million, an increase of 29% from the prior comparable period. NHS and HES finance costs increased to $9.9 million and $1.5 million, respectively, from $6.3 million and $0.1 million in the prior comparable period. All other financing costs were $33.4 million, an increase of 18% from $28.3 million recorded in the first half of fiscal 2013. The increase for NHS and HES both relate to higher funding for its upfront capital costs while increased borrowings on the credit facility and the issuance of $105 million senior unsecured note in December 2012 contributed to the 18% increase for other finance costs.

FOREIGN EXCHANGE
Just Energy has an exposure to U.S. dollar exchange rates as a result of its U.S. operations. Any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income. For the three months ended September 30, 2013, a foreign exchange unrealized loss of $7.3 million was reported in other comprehensive income versus a loss of $10.6 million in the prior comparable quarter. For the six months ended September 30, 2013, a foreign exchange unrealized gain of $5.9 million was recorded compared to the loss of $7.5 million in the prior comparable period.

Overall, a weaker U.S. dollar decreases the value of U.S. sales and gross margin in Canadian dollars but this is partially offset by lower operating costs denominated in U.S. dollars. Just Energy retains sufficient funds in the U.S. to support ongoing growth and surplus cash is repatriated to Canada. U.S. cross border cash flow is forecasted, and hedges for cross border cash flow are placed.

PROVISION FOR INCOME TAX
(thousands of dollars)
	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	Sept. 30, 2013	Sept. 30, 2013	Sept. 30, 2013	Sept. 30, 2013

Current income tax provision	$354	$521	$315	$778
Deferred tax provision	3,317	6,374	7,514	38,814
Provision for income tax	$3,671	$6,895	$7,829	$39,592

Just Energy recorded a current income tax expense of $0.4 million for the second quarter of fiscal 2014, versus an income tax expense of $0.5 million in the same period of fiscal 2013.  A current tax expense of $0.3 million has been recorded for the first six months of fiscal 2014, versus a current tax expense of $0.8 million for the same period in fiscal 2013. The decrease in current tax expense is mainly due to lower U.S. state income tax expense recorded in this quarter than in the same period of the prior fiscal year.

During the first half of fiscal 2014, a deferred tax expense of $7.5 million has been recorded, versus a deferred tax expense of $38.8 million in the same period of fiscal 2013. The lower deferred tax expense in fiscal 2014 is a result of the decline of the cumulative mark to market losses from financial instruments as a result of a change in fair value of these derivative instruments during this period, which was less than the similar decline of the same  period in the prior year.

Just Energy is taxed as a taxable Canadian corporation. Therefore, the deferred tax asset or liability associated with Canadian assets and liabilities recorded on the consolidated balance sheets as at that date will be realized over time as the temporary differences between the carrying value of assets in the consolidated financial statements and their respective tax bases are realized. Current Canadian income taxes are accrued to the extent that there is taxable income in Just Energy and its underlying corporations. For fiscal 2014, Canadian corporations under Just Energy are subject to a tax rate of approximately 26%.

Under IFRS, Just Energy recognized income tax liabilities and assets based on the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases, using substantively enacted income tax rates.  A deferred tax asset will not be recognized if it is not anticipated that the asset will be realized in the foreseeable future. The effect of a change in the income tax rates used in calculating deferred income tax liabilities and assets is recognized in income during the period in which the change occurs.

Discontinued Operations

Ethanol Division (TGF)

In March 2013, Just Energy formally commenced the process to dispose of TGF. The business of TGF has been operating in an unpredictable product environment, making it difficult for management to derive real growth and profitability from the segment. It is expected that TGF will be divested  by the end of fiscal 2014. At March 31, 2013, TGF was classified as held for sale. Accordingly, it has been identified as a discontinued operation along with its related non-recourse debt. Just Energy has no expectation of cash recovery above outstanding debt on the sale.

RESULTS OF OPERATIONS

For the three months ended September 30, 2013, TGF had sales of $28.2 million, a decrease of 4% from $29.3 million in the prior comparable quarter. The decrease in sales is a result of lower production during the quarter. In the second quarter of fiscal 2014, the plant produced 26.5 million litres of ethanol and 26,008 metric tonnes of DDG, resulting in a productive capacity of 71%, compared with the second quarter of ficsal 2013 when 29.5 million litres of ethanol and 27,954 metric tonnes of DDG were produced resulting in productivity of 79%. Gross margin amounted to $6.1 million, an increase of 107% from $2.9 million, even with lower production levels, reflecting more favourable ethanol and feedstock pricing. Ethanol prices were, on average, $0.73 per litre, an increase of 9% from the prior comparable quarter, and wheat prices averaged $236 per metric tonne as of September 30, 2013, a decrease of 3% from the prior comparable quarter.

Profit from discontinued operations for the three months ended September 30, 2013 was $2.9 million, compared to a loss of $0.9 million in the prior comparable quarter. As a result of TGF being classified as held for sale as of March 31, 2013, its assets were fair valued at that date and no amortization has been deducted for fiscal 2014. This has contributed to the higher profit recorded in the current fiscal year.

For the six months ended September 30, 2013, TGF had sales of $59.0 million, an increase of 12% from $52.8 million. Gross margin was $7.7 million, a 117% increase from $3.6 million in the prior comparable period. For the six months ended September 30, 2013, TGF reported a profit from discontinued operations of $0.7 million, compared with a $4.8 million loss in the prior comparable period.

TGF receives a federal subsidy based on the volume of ethanol produced related to the ecoEnergy for Biofuels Agreement initially signed on February 17, 2009.  The subsidy is $0.06 per litre for fiscal 2014 and declines to $0.05 per litre of ethanol produced in fiscal 2015, the last year of the agreement.

TGF CREDIT FACILITY

A credit facility of up to $50 million was established with a syndicate of Canadian lenders led by Conexus Credit Union and was arranged to finance the construction of the ethanol plant in 2007. The facility represents a fixed repayment term of ten years, commencing March 1, 2009, which includes interest costs at a prime rate plus 3%. Principal repayments commenced March 1, 2010. The credit facility is secured by a demand debenture agreement, a first priority security charge on all assets and undertakings of TGF, a mortgage on title to the land owned by TGF and a general security interest on all other current and acquired assets of TGF. The credit facility includes certain financial covenants, the most significant of which relate to current ratio, debt to equity ratio, debt service coverage and minimum shareholders’ capital. Pursuant to a forbearance agreement dated as of June 1, 2013, the lenders have agreed that TGF shall not be required to make any principal payments until December 31, 2013. The lenders have no recourse to Just Energy or any other subsidiary of Just Energy.

TGF DEBENTURES

A debenture purchase agreement with a number of private parties providing for the issuance of up to $40 million aggregate principal amount of debentures was entered into in 2006. On April 1, 2011, the interest rate was increased to 12%. The agreement includes certain financial covenants, the more significant of which relate to current ratio, debt to capitalization ratio, debt service coverage, debt to EBITDA and minimum shareholders’ equity. Compliance with the new covenants has been extended to May 15, 2014, with a call right any time after April 1, 2013. Pursuant to a waiver and forbearance agreement made as of June 24, 2013, the debenture holders have agreed to waive any principal and interest payments up to and including January 1, 2014. The lenders have no recourse to Just Energy or any other subsidiary of Just Energy.

TGF has a working capital operating line of $7,000 bearing interest at a rate of prime plus 2%. In addition to the $0.6 million in bank indebtedness, TGF has total letters of credit issued of $0.3 million.

Liquidity and capital resources

SUMMARY OF CASH FLOWS
(thousands of dollars)
	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30, 2013	Sept. 30, 2013	Sept. 30, 2013	Sept. 30, 2013
Operating activities	$12,624	$(21,621)	$34,589	$2,541
Investing activities	(22,345)	(50,329)	(45,630)	(85,180)
Financing activities, excluding dividends	26,426	99,435	49,866	157,253
Effect of foreign currency translation	1,086	(714)	1,050	(799)
Increase in cash before distributions	17,791	26,771	39,875	73,815
Dividends/distributions (cash payments)	(29,576)	(41,098)	(56,345)	(85,446)
Decrease in cash	(11,785)	(14,327)	(16,470)	(11,631)
Increase (decrease) in cash from discontinued operations and cash reclassified to assets held for sale	(2)	(2,737)	166	(1,653)
Cash and cash equivalents – beginning of period	33,981	57,000	38,498	53,220
Cash and cash equivalents – end of period	$22,194	$39,936	$22,194	$39,936

OPERATING ACTIVITIES
Cash inflow from operating activities for the three months ended September 30, 2013, was $12.6 million, compared with the cash outflow of $21.6 million in the prior comparable quarter. The increase is due to an improved working capital position, increased net cash receipts from gas deliveries and increased gross margin quarter over quarter. For the six months ended September 30, 2013, cash inflow from operating activities was $34.6 million, a significant increase from $2.5 million reported for the prior comparable period primarily due to increase in gross margin and net cash receipts from gas deliveries.

INVESTING ACTIVITIES
Just Energy purchased capital assets totalling $10.5 million during the second quarter of the fiscal year, a decrease from $30.2 million in the second quarter of the prior fiscal year. Just Energy’s capital spending related primarily to installations for the Home Services and Solar divisions. Contract initiation cost additions amounted to $11.0 million for the three months ended September 30, 2013, an increase from $7.7 million recorded in the prior comparable quarter. The increase is a result of higher customer additions of the Home Services divisions and commercial sales channels where commissions are paid upfront and then amortized over the period when the related revenue is recognized.

FINANCING ACTIVITIES
Financing activities, excluding dividends, relates primarily to the issuance and repayment of long-term debt. During the three months ended September 30, 2013, $166.0 million in long-term debt was issued, with the majority relating to the advances on the credit facility and issuance of additional financing in our Home Services and Solar divisions, with repayments of long-term debt, amounting to $142.9 million for the three months ended September 30, 2013. In the prior comparable quarter, $213.8 million was issued in long-term debt primarily relating to the increase in NHS and HES financing with $114.7 million being repaid.

For the six months ended September 30, 2013, $292.5 million was issued in long-term debt with repayments amounting to $250.4 million, resulting in net borrowing of $42.1 million, primarily related to additional financing for the Home Services and Solar divisions.  For the six months ended September 30, 2012, $280.3 million was issued in long-term debt with $123.4 million being repaid, resulting in net borrowings of $156.9 million, related to the credit facility and NHS financing.

As of September 30, 2013, Just Energy had a credit facility of $370 million expiring on December 31, 2013. On October 2, 2013, Just Energy reached an agreement with its syndicate of lenders to renew and extend its revolving credit facility for a period of two years from the closing date. Based on projected operating requirements, the line has been set at $300 million with an option for Just Energy to draw up to $340 million between the closing date and February 28, 2014.

Just Energy’s liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. For residential customers signed by independent contractors, approximately 60% of the commission payment is made following reaffirmation or verbal verification of the customer contract, with most of the remaining 40% being paid after the energy commodity begins flowing to the customer. Margins associated with these customers are realized over the term of the contract. For commercial customers, commissions are paid either as the energy commodity flows throughout the contract or partially upfront once the customer begins to flow.

The elapsed period between the time a customer is signed and receipt of the first payment from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy.  In Alberta and Texas, Just Energy receives payment directly from the customer.

DIVIDENDS (CASH PAYMENTS)

Investors should note that due to the dividend reinvestment plan (“DRIP”), a portion of dividends declared are not paid in cash. Under the program, shareholders can elect to receive their dividends in shares at a 2% discount on the prevailing market price rather than the cash equivalent. For the six months ended September 30, 2013, dividends paid in shares under the DRIP amounted to $5.2 million, an increase from $3.2 million of dividends paid in shares during the first half of fiscal 2013. The DRIP program was suspended from the start of the fiscal 2013 through to August 2012.

During the three months ended September 30, 2013, Just Energy paid cash dividends to its shareholders and holders of restricted share grants and deferred share grants in the amount of $29.6 million, compared to $41.1 million in the prior comparable period.  For the six months ended September 30, 2013, cash dividends were $56.3 million, a decrease from $85.4 million paid in dividends in the prior comparable period, due to the reductions in the annual dividend from $1.24 to $0.84 effective the April 2013 dividend.

Just Energy’s current annual dividend rate is $0.84 per share. The current dividend policy provides that shareholders of record on the 15th of each month (or the first business day following the 15th if it falls on a weekend or statutory holiday) receive dividends at the end of the month.

Just Energy will continue to utilize its cash resources for expansion into new markets, growth in its existing energy marketing customer base and in the Solar and Home Services divisions as well as provide dividends to its shareholders.

Balance sheet as at September 30, 2013, compared to March 31, 2013

Cash decreased from $38.5 million as at March 31, 2013 to $22.2 million. The utilization of the credit facility increased from $110.1 million to $134.0 million during the six months ended September 30, 2013, as a result of normal seasonal working capital requirements. Working capital requirements in the U.S. and Alberta are a result of the timing difference between customer consumption and cash receipts. For electricity, working capital is required to fund the lag between settlement with the suppliers and settlement with the LDCs.

As at September 30, 2013, trade receivables and unbilled revenue amounted to $408.5 million and $89.9 million, respectively, compared to six months earlier when the trade receivables and unbilled revenue amounted to $315.6 million and $129.2 million, respectively. Trade payables have increased from $301.8 million to $374.5 million in the past six months. This increase in current trade receivables and payables is a result of the normal seasonality of Just Energy’s operations.

As at September 30, 2013, Just Energy had delivered more gas to the LDCs than had been consumed by customers in Ontario, Manitoba, Quebec and Michigan, resulting in gas delivered in excess of consumption and deferred revenue of $18.9 million and $43.8 million, respectively. Deferred revenue also includes approximately $11.8 million related to grants received by the Solar division. The build-up of gas inventory at the LDCs is in the normal course of operations and will decrease over the remaining winter months as consumption by customers continues to exceed deliveries.

At March 31, 2013, Just Energy had more gas consumed by customers than Just Energy had delivered to the LDCs which is consistent with the seasonality of deliveries and customer consumption. As a result, Just Energy recognized an accrued gas receivable and accrued gas payable for $34.0 million and $28.5 million, respectively, as at March 31, 2013. In addition, gas in storage increased from $11.1 million as at March 31, 2013, to $34.8 million as at September 30, 2013, due to the seasonality of gas consumption.

Other assets and other liabilities relate entirely to the fair value of the financial derivatives. The mark to market gains and losses can result in significant changes in net income and, accordingly, shareholders’ equity from quarter to quarter due to commodity price volatility. Given that Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these non-cash quarterly changes are not meaningful.

Property, plant and equipment increased from $258.0 million to $274.1 million during the six months ended September 30, 2013, due to capital expenditures related to HES solar panel installations and NHS’s water heater, furnace and air conditioner installations, offset by the amortization expense for the period.

Intangible assets include goodwill, acquired customer contracts as well as other intangibles such as brand, broker network and information technology systems, primarily related to the Fulcrum, Hudson and Universal purchases. The total intangible asset balance decreased to $420.6 million from $447.3 million as at March 31, 2013, as a result of amortization.

Long-term debt (excluding the current portion) has decreased from $795.2 million to $719.3 million in the six months ended September 30, 2013, primarily as a result of classifying the $90 million convertible debentures as current at September 30, 2013, offset by increases to NHS and HES financing.

Shareholders’ equity remains in a deficit position of $1.5 billion, higher than the deficit of $1.3 billion at March 31, 2013. Just Energy’s profit includes an amount relating to the change in fair value of derivative instruments. Under IFRS, the customer margins are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized non-cash gains or losses depending upon current supply pricing.

Debt and financing for continuing operations

(thousands of dollars)
	September 30, 2013	March 31, 2013

Just Energy credit facility	$133,970	$110,121
$105 million senior unsecured note	105,000	105,000
NHS financing	272,191	257,427
$90m convertible debentures	88,411	87,610
$330m convertible debentures	301,132	297,928
$100m convertible debentures	88,485	87,579
HES financing
Credit facility	11,591	11,431
Construction loan	2,995	9,776
Term loan	11,043	-

JUST ENERGY CREDIT FACILITY
As of September 30, 2013, Just Energy held a $370 million credit facility to meet working capital requirements. On October 2, 2013 (“the closing date”), Just Energy reached an agreement with its syndicate of lenders to renew and extend its revolving credit facility for a period of two years from the closing date. Based on projected operating requirements, the line has been set at $300 million with a option for Just Energy to draw up to $340 million between the closing date and February 28, 2014. The pricing of the renewed facility is the same as that of the previous extension. The current syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, HSBC Bank of Canada, The Bank of Nova Scotia, Toronto-Dominion Bank and Alberta Treasury Branches.

Under the terms of the credit facility, Just Energy was able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 2.88% and 4.00%, prime rate advances at rates of interest that vary between bank prime plus 1.88% and 3.00%, and letters of credit at rates that vary between 2.88% and 4.00%.  Interest rates are adjusted quarterly based on certain financial performance indicators.

Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates, excluding, among others, TGF, NHS, HES, and the U.K. operations and secured by a pledge of the assets of Just Energy and the majority of its operating subsidiaries and affiliates. Just Energy is required to meet a number of financial covenants under the credit facility agreement. During the six months ended September 30, 2013, certain financial covenants were amended to accommodate the growth of the business. As at September 30, 2013, all of the covenants had been met.

$105 MILLION SENIOR UNSECURED NOTE
The $105 million senior unsecured note bears interest at 9.75% and matures in June 2018.  The $105 million senior unsecured note is subject to certain financial and other covenants.  As of September 30, 2013, all of these covenants have been met.

In conjunction with the covenant requirements associated with the issuance of senior unsecured notes, the following represents select financial disclosure for the “Restricted Subsidiaries” as defined within the Note Indenture, which generally excludes NHS, TGF, HES, Momentis and the U.K. operations.

	Three months	Six months
	ended	ended
	Sept. 30,	Sept. 30,
	2013	2013
Base EBITDA	30,144	54,695
Selling and marketing expenses to add gross margin	9,397	26,120
Share-based compensation	1,385	3,124
Maintenance capital expenditures	3,077	5,690

NHS FINANCING
NHS has a long-term financing agreement with HTC for the funding of new and existing rental water heater, furnace and air conditioner contracts. Pursuant to the agreement, NHS will receive financing of an amount equal to the net present value of the five, seven or ten years (at its option) of monthly rental income, discounted at the agreed upon financing rate of 7.25% to 7.99%, and is required to remit an amount equivalent to the rental stream from customers on the water heater, air conditioner and furnace contracts for the five, seven or ten years, respectively. NHS has provided security over the water heaters, furnace and air conditioner equipment and rental contracts, subject to the financing rental agreement, as collateral for performance of the obligation.

The financing agreement is subject to a holdback provision of 3% to 5%. Once all of the obligations of NHS are satisfied or expired, the remaining funds in the holdback account will immediately be released to NHS.  NHS is required to meet a number of non-financial covenants under the agreement and, as at September 30, 2013, all of these covenants had been met.  The current balance under this arrangement is $243.2 million.

NHS assumed debt relating to the acquisition of customer contracts in the prior year. The current outstanding debt of $29.0 million bears interest at 7.5% to 11.0%, is secured by the underlying assets and will be satisfied through blended monthly payments up to August of 2022.

$90M CONVERTIBLE DEBENTURES
In conjunction with the acquisition of Universal on July 1, 2009, Just Energy assumed the obligations of the convertible unsecured subordinated debentures issued by Universal in October 2007, which have a face value of $90 million. The fair value of the convertible debenture was estimated by discounting the remaining contractual payments at the time of acquisition. This discount will be accreted using an effective interest rate of 8%. These instruments mature on September 30, 2014, unless converted prior to that date, and bear interest at an annual rate of 6%, payable semi-annually on March 31 and September 30 of each year. As at September 30, 2013, each $1,000 principal amount of the $90m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 41.23 Just Energy common shares, representing a conversion price of $24.25 per share. Pursuant to the $90m convertible debentures, if Just Energy fixes a record date for the payment of a dividend on its shares, the conversion price shall be adjusted in accordance therewith.

Prior to the maturity date, the $90m convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice.

$330M CONVERTIBLE DEBENTURES
To fund an acquisition in May 2010, Just Energy issued $330 million of convertible extendible unsecured subordinated debentures. The $330m convertible debentures bear an interest rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31 in each year, with maturity on June 30, 2017. Each $1,000 of principal amount of the $330m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 shares of Just Energy, representing a conversion price of $18 per share.

Prior to June 30, 2015, the debentures may be redeemed by Just Energy, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On or after June 30, 2015, and prior to the maturity date, the debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

$100M CONVERTIBLE DEBENTURES
On September 22, 2011, Just Energy issued $100m of convertible unsecured subordinated debentures, which were used to purchase Fulcrum Energy effective October 1, 2011. The $100m convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year, and have a maturity date of September 30, 2018. Each $1,000 principal amount of the $100m convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption, into 56.0 common shares of Just Energy, representing a conversion price of $17.85 per share.

The $100m convertible debentures are not redeemable at the option of the Company on or before September 30, 2014. After September 30, 2014, and prior to September 30, 2016, the $100m convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares of Just Energy on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is at least 125% of the conversion price. On or after September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

HES FINANCING
HES, through a subsidiary, entered into a US$30 million financing agreement to assist with the construction of certain solar projects. The credit facility matures August 1, 2014, with no prepayment permitted, bearing interest, and payable quarterly, at U.S. prime plus 6.9% or Eurodollar rate plus 7.9%.

HES, through a subsidiary, has entered into an arrangement providing access to construction loans to fund certain specified projects. As at September 30, 2013, $3.0 million has been advanced under these loans.  The construction loans bear interest at 10% and are due upon completion of the underlying solar projects.  Upon completion of the solar projects, the construction loan will be settled from the proceeds of a term loan to be received from the same counterparty and an investment from an institutional investor.  The term loan to be received will bear interest at 8% and mature in six years.  The investment will provide the institutional investor with a significant portion of the tax incentives generated by the projects funded.

As at September 30, 2013, HES has $11.0 million owing under term loans which were used to satisfy prior construction loans. The term loans bear interest at 8% and mature in May and June 2019. In addition, during the six months ended September 30, 2013, HES received $9.9 million from an institutional investor. The proceeds received have been recorded as a contribution from a non-controlling interest. The minority shareholder owns approximately 49% interest in certain projects and is entitled to a significant portion of the tax incentives generated by these projects. The minority shareholder’s interest will decrease to 5% in approximately five years from the original investment.

Contractual obligations
In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

PAYMENTS DUE BY PERIOD
(thousands of dollars)
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Trade and other payables	$374,532	$374,532	$-	$-	$-
Long-term debt (contractual cash flow)	1,057,131	287,326	96,591	610,087	63,127
Interest payments	230,976	61,382	100,049	63,377	6,168
Premises and equipment leasing	32,790	7,629	11,808	7,895	5,458
Royalty payments	45,782	-	2,244	9,477	34,061
Long-term gas and electricity contracts	2,717,240	1,335,087	1,141,545	229,805	10,803

	$4,458,451	$2,065,956	$1,352,237	$920,641	$119,617

OTHER OBLIGATIONS
In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included in either its accrued liabilities or in the consolidated financial statements.  In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

Transactions with related parties
Just Energy does not have any material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates.

Off balance sheet items
The Company has issued letters of credit in accordance with its credit facility totalling $126.2 million to various counterparties, primarily utilities in the markets it operates in, as well as suppliers.

Pursuant to separate arrangements with Westchester Fire Insurance Company, Travelers Casualty and Surety Company of America, The Hanover Insurance Group and Charter Brokerage LLC, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at September 30, 2013 was $35.0 million.

Critical accounting estimates
The consolidated financial statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, selling and marketing, and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

IMPAIRMENT OF NON-FINANCIAL ASSETS
Just Energy performed its annual impairment test as at March 31, 2013 and considered impairment for its revised segments that were reported for fiscal 2014. Just Energy considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. As at March 31, 2013, the market capitalization of Just Energy was above the book value of its equity, indicating that a potential impairment of goodwill and intangibles with indefinite lives does not exist.

The recoverable amount of each of the units has been determined based on a value in use calculation using cash flow projections from financial budgets covering a five-year period. The projections for the first three years have been approved by the Audit Committee; the assumptions used in the following two years have been approved by senior management. The calculation of the value-in-use for each unit is most sensitive to the following assumptions:

•	Customer consumption assumptions used in determining gross margin;
•	New customer additions, attrition and renewals;
•	Selling and marketing costs;
•	Discount rates and;
•	Growth rates used to extrapolate cash flows beyond the budget period.

The gross margin and customer consumption included in the financial projections is based on normal weather. Management has estimated normal weather based on historical weather patterns covering 10 to 30 years. In the past, weather has deviated from normal and can impact the expected performance of the Company. Past experience has shown that deviations from normal weather can have an impact of up to $35 million, both positively and negatively, on expected margins. Derivative instruments are used to mitigate the risk of weather deviating from normal and are entered into prior to the start of a peak consumption season (winter and summer for gas and electricity markets respectively). An average customer consumption growth rate of 9% was used in the projections. An isolated 5% decrease in the consumption assumptions would not have an impact on the results of the impairment test.

New customer additions and attrition and renewal rate estimates are based on historical results and are adjusted for new marketing initiatives that are included in the budget. A 9% average increase in the overall customer base was used in the projections. An isolated 5% decrease annually in the overall customer base would not have an impact on the results of the impairment test.

Selling and marketing costs fluctuate with customer additions, renewals and attrition. Selling and marketing costs used in the financial forecast are based on assumptions consistent with the above new customer additions, renewals and attritions. Rates used are based on historical information and are adjusted for new marketing initiatives included in the budget. An average increase of 9% was applied to selling costs in the projections. An isolated 5% increase annually in selling and marketing costs would not have an impact on the results of the impairment test.

Discount rates represent the current market assessment of the risks specific to the Company, regarding the time value of money and individual risks of the underlying assets. The discount rate calculation is based on the specific circumstances of Just Energy and its operating segments and is derived from its weighted average cost of capital (“WACC”). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Just Energy’s investors and the cost of debt is based on the interest bearing borrowings the Company is obliged to service. Just Energy used a discount rate of 9%. An isolated 5% increase in the WACC would not have an impact on the results of the impairment test.

In addition to the above assumptions, the expected forecasted performance assumes that there will not be any new legislation that will have a negative impact on Just Energy’s ability to market our products in the jurisdictions in which it currently operates. Any changes in legislation would only impact the respective jurisdiction. This item is out of the control of management and cannot be predicted.  Management has used all information available to prepare its financial projections.

DEFERRED TAXES
In accordance with IFRS, Just Energy uses the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized on the differences between the carrying amounts of assets and liabilities and its respective income tax basis.

Preparation of the consolidated financial statements involves determining an estimate of, or provision for, income taxes in each of the jurisdictions in which Just Energy operates. The process also involves making an estimate of taxes currently payable and taxes expected to be payable or recoverable in future periods, referred to as deferred income taxes. Deferred income taxes result from the effects of temporary differences due to items that are treated differently for tax and accounting purposes. The tax effects of these differences are reflected in the consolidated statements of financial position as deferred income tax assets and liabilities. An assessment must also be made to determine the likelihood that our future taxable income will be sufficient to permit the recovery of deferred income tax assets. To the extent that such recovery is not probable, deferred income tax assets must be reduced. The reduction of the deferred income tax asset can be reversed if the estimated future taxable income improves. No assurances can be given if any reversal will occur or the amount or timing of any such reversal. Management must exercise judgment in its assessment of continually changing tax interpretations, regulations, and legislation to ensure deferred income tax assets and liabilities are complete and fairly presented. Differing assessments and applications than our estimates could materially impact the amount recognized for deferred income tax assets and liabilities.

Deferred income tax assets of $18.3 million and $24.9 million have been recorded on the consolidated statements of financial position as at September 30, 2013 and March 31, 2013, respectively. These assets primarily relate to mark to market losses on our derivative financial instruments. We believe there will be sufficient taxable income that will permit the use of these future tax assets in the tax jurisdictions where they exist.  When evaluating the future tax position, Just Energy assesses its ability to use deferred tax assets based on expected taxable income in future periods. Just Energy’s Solar division creates additional tax benefits that will allow the Company to have lower taxable income in the U.S. in future periods. As at September 30, 2013 a valuation allowance of $94.2 million was taken against the Company’s deferred tax assets in the U.S.  If the Company’s taxable income is higher than expected these deferred tax assets will be used.

Deferred income tax liabilities of $31.9 million and $31.3 million have been recorded on the consolidated statements of financial position as at September 30, 2013 and March 31, 2013, respectively. These liabilities are primarily due to the excess of the book value of property, plant and equipment over their tax basis.

Fluctuations in deferred tax balances are primarily driven by changes in the fair value of derivative financial instruments. Any increase or decrease in the fair value of the derivative financial instruments will decrease or increase the net tax asset position by the effective tax rate of the entity.

USEFUL LIFE OF KEY PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS
Each significant component is depreciated over its estimated useful life. A component can be separately identified as an asset and is expected to provide a benefit of greater than one year. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, existing long-term sales agreements and contracts, current and forecasted demand, the potential for technological obsolescence and regulations. The useful lives of property, plant and equipment and depreciation rates used are reviewed at least annually to ensure they continue to be appropriate.

Depreciation and amortization expense for the three and six months ended September 30, 2013 in the consolidated statements of income (loss) was $26.7 million and $52.5 million, respectively, a decrease from $41.6 million and $83.3 million recorded for the three and six months ended September 30, 2012.

FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply. Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation or carbon destruction. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce the exposure to the commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment.

Just Energy’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy’s U.S. operations introduce foreign exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows.

The consolidated financial statements are in compliance with IAS 32, Financial Instruments: Presentation; IAS 39, Financial Instruments: Recognition and Measurement; and IFRS 7, Financial Instruments: Disclosure. Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting.  Accordingly, all the mark to market changes on Just Energy’s derivative instruments are recorded on a single line on the consolidated income statement.  Due to commodity volatility and to the size of Just Energy, the quarterly swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

The Company’s financial instruments are valued based on the following fair value (“FV”) hierarchy:

Level 1
The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices. Just Energy values its cash and cash equivalents, current trade and other receivables, unbilled revenues, bank indebtedness, and trade and other payables under Level 1.

Level 2
Fair value measurements that require inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be substantially observable in the market. Just Energy values its New York Mercantile Exchange (“NY MEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3
Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: i) Commodity (predominately NYMEX), ii) Basis and iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves only extend 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

Fair value measurement input sensitivity
The main cause of changes in the fair value of derivative instruments are changes in the forward curve prices used for the fair value calculations. Below is a sensitivity analysis of these forward curves. Other inputs, including volatility and correlations, are driven off historical settlements.

Commodity price risk
Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements.  Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly, thresholds for open positions in the gas and electricity portfolios which also feed a Value at Risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that shareholder dividends can be appropriately established. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure for variances in customer requirements that are driven by changes in expected weather conditions, through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the severity of weather from normal.

Commodity price sensitivity – all derivative financial instruments
If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before income taxes for the six months ended September 30, 2013 would have increased (decreased) by $206.1 million ($204.1 million) primarily as a result of the change in fair value of Just Energy’s derivative instruments.

Commodity price sensitivity – Level 3 derivative financial instruments
If the energy prices associated with only Level 3 derivative instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before income taxes for the six months ended September 30, 2013 would have increased (decreased) by $195.9 million ($194.1 million) primarily as a result of the change in fair value of Just Energy’s derivative instruments.

RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS
The allowance for uncollectible accounts reflects Just Energy’s best estimates of losses on the accounts receivable balances. Just Energy determines the allowance for doubtful accounts on customer receivables by applying loss rates based on historical results to the outstanding receivable balance. Just Energy is exposed to customer credit risk in Alberta, Texas, Illinois, British Columbia, New York, Massachusetts, California, Michigan, Georgia and commercial direct-billed accounts in British Columbia, New York and Ontario. Just Energy also has credit risk associated with all HES billings and NHS billings within certain territories in Ontario. Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

Revenues related to the sale of energy are recorded when energy is delivered to customers. The determination of energy sales to individual customers is based on systematic readings of customer meters generally on a monthly basis. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated, and corresponding unbilled revenue is recorded. The measurement of unbilled revenue is affected by the following factors: daily customer usage, losses of energy during delivery to customers and applicable customer rates.

Increases in volumes delivered to the utilities’ customers and favorable rate mix due to changes in usage patterns in the period could be significant to the calculation of unbilled revenue.  Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the measurement of unbilled revenue; however, total operating revenues would remain materially unchanged.

Just Energy common shares
As at November 7, 2013, there were 143,408,169 common shares of Just Energy outstanding.

Normal course issuer bid
During the 12-month period of February 14, 2013 and ending February 13, 2014, Just Energy has the ability to make a normal course issuer bid to purchase for cancellation up to 10,000,000 shares, representing approximately 7.4% of the public float. The maximum number of shares that Just Energy may purchase on a daily basis is 107,182 shares, or approximately 25% of the average daily trading volume of the previous six months trading activity on the Toronto Stock Exchange. As at November 7, 2013, Just Energy has not repurchased any shares for cancellation.

In addition, Just Energy has approval to make a normal course issuer bid for the $330m convertible debentures and $100m convertible debentures during the 12-month period of February 22, 2013 through to February 21, 2014. For the $330m convertible debentures, a total of $33 million, representing 10% of the public float may be purchased for cancellation with up to $158,993 being available to purchase on a daily basis. For the $100m convertible debentures, the daily limit is set at $24,548 with up to $10 million being available for cancellation, representing 10% of the public float. As of November 7, 2013, Just Energy has not repurchased any of the convertible debentures for cancellation.

Legal proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes a routine legal matter incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

The State of California has filed a number of complaints to the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce Energy Inc. (“CEI”), a subsidiary of Just Energy, with respect to events stemming from the 2001 energy crisis in California. Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. Although CEI did not own generation facilities, the State of California is claiming that CEI was unjustly enriched by the run-up in charges caused by the alleged market manipulation of other market participants. On March 18, 2010, the Administrative Law Judge in the matter granted a motion to strike the claim for all parties in one of the complaints, holding that California did not prove that the reporting errors masked the accumulation of market power. California has appealed the decision. On June 13, 2012, FERC denied the plaintiff’s request for a rehearing, affirming its initial decision. California has appealed to the United States Courts for the Ninth Circuit. CEI continues to vigorously contest this matter.

On December 17, 2012, NHS was served with a statement of claim from the Ontario Superior Court Justice by Reliance Comfort Limited Partnership seeking damages in the amount of $60 million and related declaratory and injunctive relief, based on allegations that NHS engaged in unfair trade practices and misleading representations in its marketing and sale of water heaters. Reliance also made a formal complaint to the Competition Bureau with similar allegations. NHS believes the action and complaint are attempts by Reliance to deflect attention from allegations of anti-competitive conduct made against Reliance by the Commissioner of Competition.  Following a formal investigation, on December 20, 2012, the Commissioner of Competition brought applications against Reliance Home Comfort and Direct Energy alleging that each company was abusing its dominant position through conduct that intentionally suppresses competition and restricts consumer choice.  On September 11, 2013, Just Energy was served with an amended claim issued by Reliance which added JEGI as a defendant.  Just Energy believes that it is not a proper defendant in the proceedings and that the allegations against it are a continued attempt by Reliance to deflect attention from the Commissioner’s allegation of anti-competitive conduct made against it. NHS and Just Energy will vigorously defend themselves against the action and NHS has counterclaimed for $60 million in damages for claims of misleading advertising, breaches of the Competition Act, breaches of the Consumer Protection Act and defamation. In response to the formal complaint by Reliance, the Commissioner of Competition has commenced an inquiry with respect to NHS and its competitors.

On August 12, 2013, Fulcrum Power Services L.P. (“FPS”) filed a lawsuit against Just Energy.  Just Energy (U.S.) Corp. and Fulcrum Retail Holdings LLC (“FRH”), for up to $20 million in connection with FRH failing to achieve an earn-out target under the Purchase and Sales Agreement dated August 24, 2011 for the purchase of FRH from FPS.  FPS alleges that Just Energy conducted itself in a manner that was intended to or reasonably likely to reduce or avoid the achievement of the earn-out target.  Just Energy will vigorously defend itself against this claim.

Controls and procedures

As of September 30, 2013, the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the Company, along with the assistance of senior management, have designed disclosure controls and procedures to provide reasonable assurance that material information relating to Just Energy is made known to the CEO and CFO, and have designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS.

During the three and six months ended September 30, 2013, there were no changes in Just Energy’s internal controls over financial reporting that occurred that have significantly affected, or are reasonably likely to significantly affect, the Company’s internal controls over financial reporting.

CORPORATE GOVERNANCE
Just Energy is committed to transparency in its operations and ensuring its approach to governance meets all recommended standards. Full disclosure of Just Energy’s compliance with existing corporate governance rules is available at www.justenergygroup.com and is included in Just Energy’s May 17, 2013 Management Proxy Circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

Outlook

The cash flow impacts of the Company’s marketing success in recent periods continue to result in substantial growth in Base EBITDA from continuing operations and Base Funds from continuing operations. Entering fiscal 2014, management provided guidance for Base EBITDA of $220 million for the year, up from $175.1 million (26%) recorded in fiscal 2013. This growth was predicated on cash flow from the record customer additions in fiscal 2013, the fact that the Company’s customer aggregation costs per customer are declining and that administrative costs were expected to be flat or lower than the fiscal 2013 fourth quarter run rate for fiscal 2014 despite expected customer base growth.

Base EBITDA for the second quarter was $39.1 million, up 37% from the second quarter of fiscal 2013. After six months, Base EBITDA of $68.3 million is 43% ahead of the $47.6 million recorded at the same point in fiscal 2013. This is slightly ahead of pace to meet the $220 million Base EBITDA guidance provided by management for the fiscal year. It should be noted that, due to seasonality, the first two quarters generate the lowest margin and Base EBITDA and the final two quarters will need to show strong growth in order to meet this target. Based on the Company’s embedded gross margin for the coming periods, management expects Base EBITDA growth to slow in the third and fourth quarters but, assuming normal winter weather, remains confident that the guidance will be achieved.

Base Funds from continuing operations increased again in the second quarter, rising 129% from $12.6 million to $28.8 million in the second quarter of fiscal 2014. This increase tracks the growth of Base EBITDA and Just Energy remains on track to have a payout ratio on Base Funds from continuing operations of less than 100% for fiscal 2014. In the current quarter, the payout ratio was 107%, down from 352% in the comparable quarter of fiscal 2013. The third and fourth quarters are also expected to show payout ratios lower than the payout ratios reported for the first and second quarters.

Margin for the quarter was up 12% year over year to $128.5 million. The margin growth was less than the 20% growth in sales as lower margin commercial customers become a larger portion of the customer base. Growth of margin in the future is anticipated to be slowed somewhat by continued customer energy efficiency gains. In key Just Energy markets, the average consumption of electricity per square foot is down more than 10% over the past three years. This requires the Company to continue to alter its supply assumptions and results in reduced profit per customer. The current levels of margin per new customer have stabilized at a point which is consistent with expectations built into the Company’s guidance.

Customer additions of 341,000 were lower than the record level seen in the first quarter of fiscal 2014 but aggregation remains strong. This was the eighth consecutive quarter with over 300,000 additions and the 9% year over year growth in the customer base drives the double-digit growth seen in Base EBITDA and Base Funds from continuing operations. The Company has made a conscious effort to reduce the number of low margin customers signed or renewed and ensure customer margins are consistent with target expectations. This has impacted both gross and net additions and is intended to ensure customer margins are consistent with target expectations. Despite this, management expects continued aggregation at recent levels for the foreseeable future.

Embedded gross margin of $2.3 billion was effectively flat over the quarter as the effect of net customer growth for the quarter was offset by the impact of the appreciation of the U.S. dollar against the Canadian dollar in the three months ended September 30, 2013. Longer term, management believes embedded gross margin will grow with the customer base.

Two important drivers of Base EBITDA growth are controlled administrative expenses and lower selling and marketing costs. Both were in place in the second quarter. Administrative costs of $35.2 million were lower than those seen in the first quarter of fiscal 2014 and the fourth quarter of last year.  Selling and marketing costs of $48.0 million were down 5% versus last year’s second quarter. Year to date selling and marketing costs of $100.4 million are down 8% despite the growth in the customer base. During the quarter, 31% of total consumer and commercial customers were aggregated through the traditional door-to-door sales with the remaining 69% coming through non-door-to-door channels (40% through commercial brokers and the remaining 29% from other channels such as Internet sales and telemarketing). Management anticipates that the percentage of customers gained through door-to-door sales will continue to decline.

Attrition rates have declined steadily over the past three years as commodity market prices have come in line with the Company’s current contract offerings. Management expects attrition to remain stable going forward. The Company’s calculation of embedded margin does not assume any further improvement in attrition rates.

Renewal rates were above target level at 72% for the last 12 months, an improvement from the 70% seen in the first quarter of fiscal 2014 and a year ago. Efforts to strengthen the customer relationship through the bundled sale of both commodities and products such as smart thermostats should result in both higher renewals and lower attrition in the Consumer Energy division. Renewals of Commercial Energy division’s customers will remain volatile as the Company’s efforts to maintain per customer margins at or above current levels will inevitably result in non-renewal of some larger volume, low margin customers. Management’s analysis of this trade-off indicates that Just Energy will optimize commercial profits under this strategy

In March 2013, Just Energy formally commenced the process to dispose of the Terra Grain Fuels ethanol plant. The business of TGF has been operating in an unpredictable product environment, making it difficult for management to derive real growth and profitability from the segment. It is expected that TGF will be divested by the end of fiscal 2014. At March 31, 2013, TGF was classified as held for sale. Accordingly, it has been identified as a discontinued operation along with its related non-recourse debt. Just Energy has no expectation of cash recovery above outstanding debt on the sale.

In changing the dividend for fiscal 2014, management and the board of directors concluded that the new monthly $0.07 per share level met the criteria of providing adequate funding of growth expenditures and making a necessary contribution to the cash repayment of future debt maturities.  The combination of anticipated future growth and this lower dividend level is expected to allow the Company to reduce its debt to EBITDA to a target range of 3.5 to 4.0 times by the end of fiscal 2016.